As filed with the Securities and Exchange Commission on March 31, 2003, Registration No. 333-87006

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           FORM SB-1 (Amendment No. 2)
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             SMART TECHNOLOGY, INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)

  Florida               5960                  45411                 65-1114299
-----------------  -----------------    ----------------------   ---------------
(State or Other    (Primary Standard    (North American          (IRS Employer
Jurisdiction of     Industrial          Industry Classification   Identification
Incorporation or   Classification       System ("NAICS")Number)  ("EIN") Number)
Organization)      ("SIC") Number)

             222 Lakeview Avenue, PMB 433, West Palm Beach, FL 33401
                    (561) 835-4277-phone - (561) 659-5371-fax
   ---------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


Copy to:      Donald F. Mintmire, Esq.
              265 Sunrise Avenue, Suite 204 Palm Beach, FL 33480 (561) 832-5696

A minimum of 50,000 shares to a maximum of 300,000 shares of the Company's Common Stock at $5.00 Per Share. Selling Shareholders may also be selling up to 555,632 additional shares at the conclusion of our primary offering.

------------- -------------------- ---------------------- ------------------
                Price to Public    Underwriting Discount     Proceeds to
                                   and Commission            the Company
Total Minimum          $250,000             $0               $  250,000
------------- -------------------- ---------------------- ------------------
Total Maximum         $1,500,000            $0               $1,500,000
------------- -------------------- ---------------------- ------------------
Selling Shareholders  $2,778,160            $0               $2,778,160 (1)
------------- -------------------- ---------------------- ------------------
(1) Proceeds to the Selling Shareholders who may, from time to time, sell any or up to 555,632 of their shares of common stock.

Company Information: There is currently no market for our shares and a market for our shares may not develop.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Purchasers should carefully consider the risks associated with this Offering, the securities to be issued pursuant to this Offering and risks associated with the Issuer of the Securities. A comprehensive disclosure of these risks can be found in the section entitled "Risk Factors" found on page 7 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This offering is being made on a self-underwritten basis through our principals, Mr. Marc Asselineau, Mr. Gal and Bernard Bouverot, without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account maintained by Mintmire & Associates, our securities counsel, 265 Sunrise Avenue, Suite 204, Palm Beach, Florida 33480, only until the minimum offering is reached.

Disclosure of Alternative Used: Alternative 1 |  | Alternative 2 |X|

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement. THE DATE OF THIS PROSPECTUS IS ______________, 2003

                                   PROSPECTUS

                             SMART TECHNOLOGY, INC.

Terms of the Offering Period: Unless it is terminated earlier, the offering period will be from three (3) months from the date of this prospectus, but in no case later than one hundred eighty days from such date. During the offering period, we will sell a minimum of 50,000 shares at $5.00 per share with the minimum purchase being $2,500.00. Since there is no selling commission, all proceeds from the sales will go to us.

Additional Shares Being Offered: If the Company sells the minimum offering amount (50,000 shares), selling shareholders are then eligible to sell their shares as well. The Company will not receive any proceeds from the additional 555,632 shares which will be offered by its selling shareholders. These shares may be sold at any time after BOTH (i) the effective date of this prospectus; and (ii) when the Company has sold the minimum number of shares offered. The selling shareholders are offering at minimum a percentage of shares equal to 182.27%, and are offering at maximum a percentage of shares equal to 1,093.64% of the total offering. Until such time as a market is created, the selling shareholders will sell at the same price as the Company will ($5.00). Therefore, the Company does not believe this will undercut the selling price at which the Company is offering shares; however the Company will not benefit from such sales and if there is only a limited market, the Company may not be able to sell its shares above minimum as well. However, once a market is created, if at all, selling shareholders will sell at market, which may be below the Company's selling price. In that event, sales by selling shareholders may undercut the Company's sales. The Company has no arrangements with the selling shareholders with regard to concurrent selling.

                         CALCULATION OF REGISTRATION FEE
------------------------------- ---------------- ------------------ ----------------- ----------------
   TITLE OF EACH CLASS OF            AMOUNT      OFFERING PRICE PER       AMOUNT
  SECURITIES TO BE REGISTERED   TO BE REGISTERED     SECURITY       OF OFFERING PRICE REGISTRATION FEE
------------------------------- ---------------- ------------------ ----------------- ----------------
Common stock, par value
$0.0001 per share offered by
the Company                         300,000           $5.00              $1,500,000         $133.50
------------------------------- ---------------- ------------------ ----------------- ----------------
Common stock, par value $0.0001
per share offered by the Selling
Shareholders                         555,632          $5.00              $2,778,160         $247.26
-------------------------------- --------------- ------------------ ----------------- ----------------

                                TABLE OF CONTENTS

Descriptive Title                                       Page

Prospectus Summary                                       5

Summary Financial Data                                   7

Risk Factors                                             7

Related Party Transactions                              10

Fiduciary Responsibility of the Company's
Management                                              11

Selling Shareholders                                    12

Plan of Distribution                                    21

Application of Proceeds                                 22

Dilution                                                24

The Company                                             25

Management                                              41

Litigation                                              43

The Company's Property                                  43

Securities Ownership of Certain Owners and the
Principal Shareholders                                  44

Management's Discussion and Analysis of
Financial Condition and Results of Operations           45

Certain Provisions of Florida Law and Company's
Articles of Incorporation And Bylaws                    50

Absence of Current Public Market                        50

Description of  Stock                                   50

Subscription Procedure                                  51

ERISA Considerations                                    52

Legal Matters                                           52

Experts                                                 52

Available Information                                   52

Index to the Financial Statements                      F-1

                               Prospectus Summary

The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors." These shares may be sold at any time after the Company has sold the minimum number of shares offered. The selling shareholders are offering at minimum a percentage of shares equal to 182.27%, and are offering at maximum a percentage of shares equal to 1,093.64%. Until such time as a market is created, the selling shareholders will sell at the same price as the Company will. Therefore, the Company does not believe this will undercut the selling price at which the Company is offering shares; however the Company will not benefit from such sales and if there is only a limited market, the Company may not be able to sell its shares above minimum as well. However, once a market is created, if at all, selling shareholders will sell at market, which may be below the Company's selling price. In that event, sales by selling shareholders may undercut the Company's sales. The Company has no arrangements with the selling shareholders with regard to concurrent selling.


The Company    Smart  Technology,  Inc. was  incorporated  in Florida on May 14,
               2001 and has completed the acquisition of an operating subsidiary with business operations,  revenues and profits. Our objective is to sell and  distribute  GPS  tracking  devices  primarily to the professional  market with Internet  support and mostly  through a large-scale  distribution  network  (yet to be  established)  and direct  sales to large  corporate  and  public  service  accounts
               (already in effect).  With the acquisition of Irisio, we now have a  business  operation.  We  also  have  finalized  an  exclusive distributorship agreement with one of the leaders in GPS tracking technology.  The  website  of our  new  subsidiary  presents  our
               products   and  their   specifications.   The  website  of  Smart
               technology, Inc. is currently under revision to reflect the recent changes in our product make-up and business strategy. We expect our corporate website to be operational by mid-April 2003 at the latest. Since the acquisition, we are no longer a developmental stage company.

               We are a new company organized by Marc Asselineau, our President, Bernard Bouverot, our Secretary and Jean Michel Gal, our Chief Financial Officer, which, since the acquisition of the new subsidiary has limited turnover and results.

Securities
Offered by
the Company    Maximum amount of shares offered  ($1,500,000):300,000  shares at
               $5 per  share.  Minimum  amount  of  shares  offered  ($250,000):
               50,000 shares at $5 per share.

Securities Offered
by the Selling
Shareholders   Up to 555,632 shares at the  conclusion of our minimum  offering.
               They may sell such shares on any stock exchange, market or trading facility on which our shares are traded or quoted or in a private transaction at a price of $5.00 per share until our shares are quoted on the Over the Counter Bulletin Board and thereafter, at prevailing market prices or privately negotiated prices.

Number of Shares
Outstanding    We  have  1,155,632   shares  of  our  restricted   common  stock
               outstanding prior to this offering.

Offering
Period We will begin to sell shares on the date listed on the cover of this prospectus. Once the minimum $250,000 in shares is sold, we will close the escrow account. If the minimum $250,000 in shares is not sold within 3 months (or up to 180 days if extended) of the date of this prospectus, we will promptly return all proceeds to the investors without interest.

Proceeds
Held Proceeds from these sales will not be paid to us until the $250,000 minimum in sales is achieved. Investors are reminded that, given its duration, investments may be held in escrow until the end of our primary offering period. The Company's management has determined that any amount received below the minimum constitutes nominal or short term funds as defined by Rule 5-1.1 of the Rules Regulating Trust Accounts, Rules Regulating the Florida Bar. Therefore, under the Interest on Trust Accounts
               (IOTA) Program, any interest earned will benefit the Florida Bar Foundation.

Investor
Requirements   You must  meet  certain  requirements  in order to  purchase  the shares offered pursuant to this prospectus. You must indicate in the Subscription Agreement that you have either a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or a net worth of at least $50,000 (also exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.

Minimum
Subscription   The minimum purchase is $2,500.

Risks and
Conflicts
Of Interest    This  investment  involves  substantial  risks due in part to the costs  which we will incur and the highly  speculative  nature of
               our  contemplated   distribution  networks,   which  include  the
               Internet and GPS tracking devices business. Risks inherent in investing in our company are discussed under "Risk Factors".

Plan of
Distribution   The shares are being offered on a self-underwritten basis by Marc
               Asselineau, our President, Bernard Bouverot, our secretary and Jean Michel Gal, our Chief Financial Officer.

               The selling shareholders may sell up to 555,632 shares at the conclusion of our primary offering.

Application of
Proceeds The proceeds of the offering are expected to be used to continue business operations and expand the scope of the business. In the event we receive more than the $250,000 minimum, we intend to be more aggressive in implementing Our business plan.

                             Summary Financial Data

The following is a summary of the financial data contained in this prospectus. This information reflects our operations for the period from inception (May 14, 2001), ended December 31, 2002 on an audited basis.


                                      Period Ended
                                    December 31, 2002
                                        (audited)
                                    -------------------
Current assets                                $309,863
Non-current assets                                   0
Current liabilities                             15,541
Gross Revenues                                       0
Gross Profit                                         0
Loss from continuing operations             ($542,406)
Net loss                                    ($542,406)


                                  Risk Factors

We are a new development stage company. Before making an investment, you should consider carefully, among others, the following risk factors.

1. The Offering Price Was Determined Arbitrarily and is in Excess of the Actual Net Tangible Book Value; Subscribers Of Shares in This Offering Will Pay A Price Per Share That Substantially Exceeds the Value of Our Assets. Our common stock's price per share in this offering has been determined arbitrarily by Mr. Asselineau, Mr. Bouverot and Mr. Gal and bears no relationship to our assets, book value or net worth. Hence, subscribers of shares in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities. Very specifically, investors in the offering will contribute 22.2% of our total funding at the $250,000 minimum but will only own 4.2% of the equity outstanding (increasing at the $1,500,000 maximum offering to 66.2% of total funding while owning 20.7% of the equity outstanding).

2. There is Currently No Public Market for Our Shares; Absence of Such a Market Will Result in Lower Priced Shares and Make the Shares More Difficult to Re-sell. There is currently no public market for our shares of common stock. It is possible no market will develop. If a market for our shares develops, it might not continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

3. If We Receive Significantly Less Than the $250,000 Minimum, We May Not Have the Funds to Commence or Continue With Our Operations. While we believe we require only $150,000 to begin operations, without an infusion of the minimum of this offering, that is $250,000 in capital or profits, we do not expect to be able to continue doing business after 12 months from the date of this prospectus. We do not expect to receive additional revenues until we can successfully implement our business plan and we do not currently have sufficient capital to achieve our objective.

4. We are a New Company Lacking in Personnel, Equipment and Client Base in Addition to Being Subject to Cash Shortages; In Acquiring and Maintaining these for Day-to-Day Operations, We May Not Be Able to Sustain a Business Even If the Minimum Offering is Achieved. We are in the early stage of development and have a limited net worth and business operations. We have been conducting limited business to-date including fund-raising and organizational activities, market and product research, acquisitions and design of our introductory website. As a new enterprise, we are under-capitalized and subject to cash shortages and limitations with respect to personnel, technological, financial and other resources as well as lack of a significant client base and market recognition, most of which are beyond our control. Because of these factors, our activities may not attain the level or recognition and acceptance necessary for us to become a viable GPS tracking business.

5.  Since  the  acquisition  of our  operating  subsidiary,  We  Currently  Have
Operating History or Revenues with which to Conduct Business; If We Cannot Generate Operating Revenues Sufficient To Cover Expense, We Will Have To Discontinue Operations. To date, only our subsidiary has begun product sales and, accordingly, we have indirectly received operating revenues or earnings. As of December 31, 2001, we had assets totaling $306,000, mainly consisting of cash from subscriptions for our common stock and as of December 31, 2002, we had a total of $309,863 in assets from the same source. Our success is dependent upon obtaining additional financing from our intended operations, placement of our equity and from third party resources. Our marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. In the event we cannot generate operating revenues sufficient to cover expenses, we will have to discontinue operations.

6. Lack of significant Client Base Coupled With Limited Funds to Attract Customers May Cause an Inability to Attract Enough Client to Remain in Business. We currently have a limited customer base and we are not certain that we will be successful in obtaining customers in the future as planned through either the use of revenues from our sales, the use of funds raised by placement of equity or by the use of funds raised from third party resources. Further, the funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market our GPS tracking products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

7. Competition May Be Too Strong for Business to Obtain Enough Customers to Continue Operations. The GPS tracking markets in which we are engaged are subject to vigorous competition. Our competitors include other companies manufacturing and using GPS tracking technology, wholesale distributors and retail distribution companies, many of which are larger and have greater financial and marketing resources than we do. To the extent that these competitors introduce competitive products into the market and aggressively protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

8. Mr. Asselineau, Mr. Bouverot and Mr. Gal are currently our only employees and they are solely responsible for building our client base and setting alliances necessary for the business to continue; especially since we have no contract with any of them, the inability to retain Mr. Asselineau, Mr. Bouverot and Mr. Gal would result in discontinuance of business operations. The possible success of our business initially is entirely dependent upon the continued services of Mr. Asselineau, Mr. Bouverot and Mr. Gal, our Chief Financial Officer who joined us in October 2002. They each expect to devote only the time and effort necessary to perform their responsibilities as sole executive officers and directors, which will require not less than an average of 2 weeks per month at a rate of 50 hours per week at least for the earlier of the first 6 months of development or until the minimum offering is reached. After the first 6 months, or once the minimum is reached, Mr. Asselineau, Mr. Bouverot and Mr.Gal will devote full time to Smart Technology at a rate of 50 hours per week. We presently hold no key-man life insurance on either Mr. Asselineau or Mr. Bouverot and have no employment contract or other agreement with them. Since Mr. Asselineau, Mr. Bouverot and Mr.Gal are currently the only employees, we would have to discontinue operations if we were not able to retain at least Mr. Asselineau or Mr. Bouverot or Mr. Gal or if replacements could not be found.

9. Mr. Asselineau, Mr. Bouverot and Mr. Gal May Have Insufficient Experience to Maintain the Alliances Necessary for This Business to Succeed. Although each has little or not small GPS tracking marketing or sales experience, it is critical to our commercial viability that Mr. Asselineau, Mr. Bouverot and Mr. Gal are able to use their networking abilities, past business experience and general salesmanship to ensure our ability to achieve a commercially viable market share of the GPS tracking business. Given their lack of specific experience, we are not certain Mr. Asselineau, Mr. Bouverot and Mr. Gal will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

10. Self-Underwritten Offering Made by Principals Who Have No Prior Experience; Principals May Not be Able to Sell Shares. Because there is no firm commitment for the purchase of shares, we may not be able to sell the necessary $250,000 minimum. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly, no commitment exists by anyone to purchase any shares and, consequently, we may not be able to sell any of the shares offered. In fact, the risk is greater in this case since Mr.
Asselineau,   Mr.  Bouverot  and  Mr.  Gal  have  not  previously   conducted  a
self-underwritten offering (meaning an offering made without the use of broker-dealers).

11. Investors Will not have Access to the Funds Paid for their Shares During the Three to Six Months of This Initial Offering. We are endeavoring to sell at least $250,000 worth of shares. We may not be able to achieve this minimum amount within the 3 to 6 months allotted for this initial offering. Investors purchasing shares will not have access to the money paid for the shares until the initial offering period has ended, up to 6 months from the date of this prospectus.

12. Operational Costs May Have Been Under Estimated or There May be Unforeseen Costs Which Could Significantly Increase The Need for Additional, but Unavailable Funds; Lack of Additional Funds Could Affect Our Ability to Remain in Business. If we have incorrectly estimated the costs for establishing a client base or for obtaining a substantial volume of sales, we may expend significantly more funds than anticipated without expanding the business. Moreover, we could encounter costs not currently foreseen. In either event, we would not be able to continue operations, as projected, and would have to close the business.

13.  There  are No  Current  Plans to Pay  Dividends;  The  Decision  to Pay Any
Dividends in the Future Resides with Mr. Asselineau and Mr. Bouverot and Mr. Gal, the Sole Directors. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. However, we currently have no plans to pay dividends, either now or for the foreseeable future. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our Board of Directors, currently only Mr. Asselineau, Mr. Bouverot and Mr. Gal. At present, we will retain any earnings for the operation and expansion of the business.

14. Management May Use Proceeds in Ways That Vary from Those Described Including Ways Which Could Have an Adverse Effect on Our Profitability. The amounts discussed in the "Application of Proceeds" section indicate the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on our profitability.

15. Shares are Likely to be "Penny Stock" Regardless of Whether or Not a Secondary Market Develops for the Shares. Our shares may be subject to the low-priced security (or so-called "penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (SEC") relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. If the shares are characterized as a penny stock, the ability of purchasers in this offering to sell their shares could be limited regardless of whether or not a secondary market develops.

                           Related -Party Transactions

The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Principals


Owner                     Date Issued   No. of Shares    Notes
------------------------- ------------ --------------- ------------------------
Marc Asselineau           May 14, 2001   600,000        Issued for founder
President and Director                                  services valued at $60

Bernard Bouverot              N/A          -0-
Secretary and Director

Jean Michel Gal               N/A          -0-
Chief Financial Officer

Mr. Asselineau, Mr. Bouverot and Mr. Gal are acting as issuer-agents in selling our shares in this self-underwriting. Since Mr. Asselineau will not be offering any of his shares during the contemplated secondary component of this offering, and Mr. Bouverot and Mr. Gal own no shares, neither will have a conflict in so acting.

We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates

We have only done business in our opinion with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

At inception, we issued 600,000 shares of restricted common stock to Mr. Asselineau valued at $60 in consideration of services rendered in connection with the organization of Smart Technology. The services provided by Mr. Asselineau included, but were not limited to, preparation of the Articles of Incorporation, the Bylaws, determination of the application of various Florida statutes, assistance with the preparation of the business plan, consultation on the website design and review and analysis of the financial requirements of Smart Technology. Based on the fact that these shares were granted at inception when there was no market at all for our shares, we believe that this issuance and the valuation are fair.

We do not intend to use the proceeds from this offering to make payments to any promoters, management or any of their affiliates except as future salaries, benefits and out of pocket expenses. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership
interest.   Although  there  is  no  present   potential  for  a  related  party
transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders in our periodic reports that we will file under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

There are no arrangements or agreements between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence company affairs.

              Fiduciary Responsibility of the Company's Management

Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, management cannot commingle the Company's property with the property of any other person, including that of any current or future member of management.

According to federal and state statutes, including the Florida General Corporation Law, shareholders in a corporation have the right to bring class action suits in federal court to enforce their rights under federal securities laws. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to counsel's evaluation of the status of the law at that time.

                              Selling Shareholders

The shareholders listed below are offering a total of 555,632 shares in addition to the up to 300,000 shares we are selling. The shareholders, not Smart Technology, will receive the proceeds from the sale of their individual shares.

Neither Mr. Bouverot nor Mr. Gal own any shares in our company. Although Mr. Asselineau owns shares, he will not be offering any of his shares under this prospectus. None of the selling shareholders have held a position, office or had any other material relationship with the company since inception. Each selling shareholder may offer all, some or none of the common stock they own.


                                                                 Maximum
                                     Total of Shares         Amount of  Shares
Name                                    Owned                Which May Be Sold
-------------------------------   ----------------------    --------------------
Jean Claude Battier                          100                        100
La Pas
Puy Guillaume
632900 France

Paul Bernaerts                             3,333                      3,333
6 Avenue Des Citronniers
Monaco 98000

J Borg                                     1,624                      1,624
Toulours Patrick Brydon Street
St. Julians SNJ 10 Malta

Borrot, Julien                               500                        500
29 Rue de la Verriere
Puy Guillaume
632900 France

Michel Boussy                              2,252                      2,252
1 Quarter Rue Chateaubriand
Chamalieres, France 63400

J J Boyer                                  5,000                      5,000
Schottenfeldgasse 62/18
1079 Wein Austria

Robert Chantelot                           2,780                      2,780
1109 Rue Marechal Foch
Riorges, France 42153

Monique Chardon                              100                        100
Etang de Malfocet
Arronnes
03250 France

Reber Colquhoun                            3,100                      3,100
Grenzweg, Switzerland 6003

Pierre Combe                               2,703                      2,703
34 Rue Sous Les Vignes
D'Artiers, France 63430

Jean Jacques Combemorel                   14,577                     14,577
8 Rue De L Enfer
Chappes, France 63720

Jean Claude Combris                        2,800                      2,800
Suc De Livinhac
Yssingeaux, France 43200

Joseph De Clercq                           3,334                      3,334
Dwarsdreef 1
Schilde, Belgium 2970

Robert De Greef                            3,821                      3,821
63410 Charbonnoeres
Les Vielles, France

Hazel Dekker                               3,334                      3,334
Schoolstraat 2
Schilde, Belgium 2970

Christophe Delpouget                       6,427                      6,427
10 Rue Fusille De Chateaubriant
Apt. D01
94430 Chennevieres Sur Marne, France

DMI Joaillerie Paris                      66,851                     66,851
95 Rue La Boetie
Paris, France 75008

Etienne Norbert                            5,158                      5,158
Chemin De Verguieres
Les Moulins Blancs
63200 Malauzat, France

Paul Firbal                               16,631                     16,631
2 Rue Du Theatre
15100 St. Flour, France

Hugo Fransen                               4,950                      4,950
De Loock 19
2970 Schilde, Belgium

Xavier Gasc and                            6,667                      6,667
Domaine Du Bois Dieu
28 Chemin Du Vieux Bourg
Lissieu, France 69380

Goncalves J                                2,992                      2,992
R. Da Fisica 64 3D
2870 Montijo, Portugal

H Green                                    1,000                      1,000
12 Zalman Shnear
47239 Ramat Hasharon, Israel

Julien Gresillon                           2,740                      2,740
1 Impasse De Pralong Varennes
63450 Chanonat, France

Daniel Grousson                            2,780                      2,780
114 Rue Sibert
Saint Chamond, France

Daniel Guerin                              3,560                      3,560
1 Impasse De Pralong
63450 Varennes, France

Eddy Guilmin                               7,000                      7,000
Wouwersdreef 34
2900 Schoten, Belgium

Gsell Hans                                 2,000                      2,000
Howieslster 1 CH 8903
Birmesndorf, Switzerland

Herve Jammes                                 845                        845
1 Bis Rue Pasteur
77150 Lesigny, France

Marie Louise Janssens                      5,000                      5,000
Beatryslaan 10 Bus 1
2050 Antwerpen, Belgium

Kalgar Ltd.                               14,970                     14,970
26 Alcharizi
91242 Jerusalem, Israel

KK Keller                                  4,969                      4,969
Fochenmattweg 8
8624 Gruet, Switzerland

Nathalie Leclerc                           2,816                      2,816
170 Bd. Lafayette
63000 Clermont Ferrand, France

Guillaume Lucot                            2,223                      2,223
Ecu De France
1 Avenue Joseph Afid
63130 Royat, France

Dominique Marconnet                        3,120                      3,120
11 Montee Coupe Jarret
38200 Vienne, France

Matthews Morris, Inc.                    100,000                    100,000
414 rue St Honore
75008 Paris

Jean Michel Maussang                       2,817                      2,817
10 Bd. Des Rossignols
03700 Bellerive Sur Allier, France

Nelly Meunier                              4,992                      4,992
6 Rue Lily Jean Laval
03100 Monylucon, France


Marc Missoten                              3,500                      3,500
Se Thesisibstraat 42
2600 Berchkn, Belgium

Sahlani Mohamad                           10,828                     10,828
Niavaranstreet Tehran, Iran

Salleh Mohamad                               789                        789
MSM International
P.O. Box 428
Yishun Central Post Office,
Singapore 917614

Christophe Mongin                          2,780                      2,780
6 Impasse Du Pave
63200 Marsat, France

Philippe Notton                            5,480                      5,480
60 Rue Du Mouldin D'Eau
63200 Riom, France

Suzanne Ollieux                            5,000                      5,000
Buitenland 10
2880 Bornem, Belgium

Jean Michel Perronnet                      2,740                      2,740
1 Rue Fernand Raynaud
63000 Clermont Ferrand, France

Jacques Planeix                           12,765                     12,765
Place Du Chaume
63114 Montpeyroux, France

Marcel Planeix                             4,506                      4,506
1 Rue Fernand Raynaud
63000 Clermont Ferrand, France

Pascal Rinderknech                         1,540                      1,540
247 Rue Diderot
94300 Vincennes, France
Isabelle Rivat                             5,520                      5,520
4 Rue Du Pilat
42400 St. Chamond, France

Jean Paul Rivat                            2,800                      2,800
Route De Fouay
424000 Saint Chamond, France

Joseph Robert                             12,649                     12,649
2 Rue De La Fontbonnette
03800 Jenzat, France

Francois Roche                             2,250                      2,250
7 Rue Des Ouches
03630 Desertines, France


Christian Roure                           10,959                     10,959
Marcieux 42740
St. Pail En Sarez, France

Marc Salomon                              10,138                     10,138
1Alle Du Rond Point
42100 Saint Etienne, France

Manuel Sandoval                            5,480                      5,480
152 Chemin Du Brochez
69250 Montanay, France

Rene Sargent                               2,856                      2,856
2 Rue Du 19 Mars
1962-42270 St. Priest En Jarez,
France

Jacqui Simon                               2,816                      2,816
47 Bd. Normandie Niemen
42100 St. Etienne, France

Laurence Tessier                           2,740                      2,740
3 Rue De La Chance
42100 St. Etienne, France

Ong Kian Theng                             5,000                      5,000
N 17 Jalan Sahabat
548631 Singapore

Eloi Tichit                                4,507                      4,507
48700 St. Denis, France

Jean Pierre Tixier                         2,512                      2,512
19 Route De Limoges La Bataque
63870 Orcines, France

Adolph Tony                                5,826                      5,826
Heimstaettenstrasse 11
80805 Munich, Germany

Joseph Trebuchon                          11,037                     11,037
27 Rue Pelissier
63100 Clermont Ferrand, France

Raymond Trebuchon                         22,536                     22,536
48700 Saint Denis, France

K Tsatsaronis                              2,080                      2,080
St. Alban Vorstad
CH 4052
Basel, Switzerland

Georges Vachon                             2,740                      2,740
50 Avenue Julien
63000 Clermont Ferrand, France

Valcourt, Giles                              100                        100
31 Route de Bordeau
63870 Orcines, France

Roger Van De Maele                         5,000                      5,000
Kwaebrug 21
8510 Bellegem, Belgium

Eric Warin                                 1,667                      1,667
4 Rue Des Vignes
Aigueperse, France 63260

Robby Vermeesch                            6,667                      6,667
De Spildoren 17
2970 Schilde, Belgium

Brigitte Weis                              2,260                      2,260
12 Rue Des Bruyeres
42580 La Tour En Jarez, France

Patrick Witz                               2,780                      2,780
Grandeyrolles
63320 Champeix, France

Michael Zimberg                            2,780                      2,780
Lot De La Garenne
42230 Roche La Moliere, France

Alain Zorian                              10,959                     10,959
Cours Fauriel
42000 Saint Etienne, France

Josette Andrivon                             183                        183
Rue de la Croix Carcan
03420 Marcilt, France

Pierre Aurand                                400                        400
Les Jacquets
03200 Abrest France

Suzanne Besson                               700                        700
94 Route Nationale
03800 Le Mayet, France

Alan Bouchet                                 100                        100
Le Pont
07310 Arcens, France

Roger Bouchet                                100                        100
Le Pont
07310 Arcens, France

Josette Briquet                              610                        610
30 Cours Gay Lussac
87000 Limoges, France

Chantel Crocombette                        1,220                      1,220
31 Bix Route de
63350 Maringues, France

Georges Crouchon                             100                        100
La Demoiselle
03150 St Gerand, France

Raymonde Dizier                             1,100                     1,100
10 rue Charels Spencer
18000 Bourges, France

Jean Pierre Dubost                            600                       600
25 Route de Clermont
63350 Maringues, France

Sylvain Duiouya                               700                       700
5 Cours Croix de Bois
18000 Bourges, France

Herve Dupanier                                120                       120
5 rue de Normandie
03200 Vichy, Italy

Albert Gaborieu                             1,400                     1,400
17 Terrasse de Serv
Montagne S Sevre, France

Roger Odette Gay                              300                       300
les Regereaux
03200 Abrest, France
Jacques Giraud                                600                       600
17 rue Sufren
66420 Le Barcares, France

Beatrice Goutorbe                           1,000                     1,000
158 rue Fernand Lafayette
03300 Cusset, France

Murielle Grussenmeyer                         800                       800
26 rue Victor Bash
93420 Thiais, France

Phillippe Grussenmeyer                        700                       700
9 reu de Chat
18510 Mentou Sal, France

Arlette Guichon                               150                       150
16 Route du Pry de Dome
63310 Les Gays, France

Patrick Guillin                               150                       150
15 rue des Portes
Clermont Ferrand, France

Jean Pierre Henon                             950                       950
150 ave de Vichy
03200 Abrest, France

Maurice Henriot                               200                       200
43 Route de Moulins
03340 Bessay Sur, France

Catherine Irles                               300                       300
rue de la Jonchere
63290 Limons, France

Jean Claude Irles                             400                       400
rue de la Jonchere
63290 Limons, France

Christian Martin                              800                       800
la Chaume
18600 Sancoins, France

Bernard Millet                                200                       200
le Moulin de Retour
63310 Mons, France

Paulette Monnot                             1,006                     1,006
41 Blvd Exelmans
75016 Paris, France

Nicole Pontiggia                              633                       633
Centre Hospitalier Blvd
03201 Vichy Cede, France
Pierre Pagnon                                 448                       448
35 bis Chemin du Boudy
Charbonnierres, France

Jean Pierre Potier                          1,109                     1,109
allee Banville Chemin
03400 Yzeure, France


Pierre Seguin                                 500                       500
1 allee du Moulin
Pont du Chateau, France

Semillon, S.A.                             18,000                    18,000
39 ave Monterey BP
L1010, Luxembourg

Jean Pierre Sergere                           300                       300
32 rue du Franconin
63310 St Sylvester, France

Jean Sigaud                                   200                       200
les Saignes
63310 Mons, France

Pierre Sigaud                                 200                       200
11 rue Alphonse Daudet
84230 Chateauneu, France

Colette Soumaire                              900                       900
12 rue du Presbytere
03460 Villeneuve, France

Yannick Veniat                                400                       400
le Grand Champ
03460 Bagneux, France

Yves Veniat                                   600                       600
le Grand Champ
03460 Bagneux, France

Frederic Virrion                            1,000                     1,000
9 rue de Montijuzet
63100 Clermond Ferrand, France

TOTAL:                                    555,632 shares

(1) Each of these selling shareholders, with the exception of DMI Joaillerie Paris and Matthews Morris, Inc. owns less than 5% percent of our common shares. Mr. Asselineau, who owns 52.91% of the issued and outstanding shares will not participate as a selling shareholder in this offering.

                              Plan of Distribution

This is a self underwriting made through our officers and directors, Mr. Asselineau, Mr. Bouverot and Mr. Gal. To act in such capacity for us, Mr.
Asselineau, Mr. Bouverot and Mr. Gal must be registered as broker/dealers or must be exempt from such registration. We believe Mr. Asselineau, Mr. Bouverot and Mr. Gal are exempt from registration as broker dealers by virtue of compliance with Rule 3a4-1 of the Exchange Act, as they meet the following conditions:

(1)  They are not subject to statutory disqualification.
(2) They will not be compensated in connections with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.
(3) They are not and will not be at the time of their participation an associated person of a broker dealer.
(4)  They meet the requirements of Rule 3a4-1(1)(4)(iii).

We are not offering these securities through an underwriter and therefore, no discounts or commissions will be allowed to dealers. Held Proceeds from the sale of shares by us will not be paid until the $250,000 minimum in sales in achieved. In the event that the minimum is not reached during the offering period, the funds, without interest will be promptly returned to the investors. This offering shall be for a period of 3 months from the date of this prospectus, unless extended, but in no event for more than 180 days from such date.

The selling shareholders may effect the distribution of up to 555,632 shares in one or more transactions that may take place through block trades or ordinary broker's transactions, or through privately negotiated transactions, an underwritten offering, or a combination of any such methods of sale. These shares may be sold at any time after the Company has sold the minimum number of shares offered. The selling shareholders are offering at minimum a percentage of shares equal to 37.24%, and are offering at maximum a percentage of shares equal to 45.10%. Until such time as a market is created, the selling shareholders will sell at the same price as the Company will ($5.00). Therefore, the Company does not believe this will undercut the selling price at which the Company is offering shares; however the Company will not benefit from such sales and if there is only a limited market, the Company may not be able to sell its shares above minimum as well. However, once a market is created, if at all, selling shareholders will base their sales upon market price, which may be below the Company's selling price. In that event, sales by selling shareholders may undercut the Company's sales. The Company has no arrangements with the selling shareholders with regard to concurrent selling.

The selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or up to 555,632 shares of their common stock on any stock exchange, market or trading facility on which our shares are traded or quoted or in a private transaction at a price of $5.00 per share until our shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. The selling shareholders may use one or more of the following methods when selling shares:

- Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- Block trades in which the broker-dealer will attempt to sell as agent but may position and resell a portion of the block as a principal to facilitate the transaction;

- Purchase by a broker-dealer as principal and resale by the broker-dealer for its account;
- An exchange distribution in accordance with the rules of the applicable exchange;
-    Privately negotiated transactions;
- A combination of any such methods of sales; and/or - Any other method permitted pursuant to applicable law.

If for any reason a selling shareholder is not able to sell his or her shares under this prospectus, then such selling shareholder also may sell his or her shares under Rule 144 of the Act, rather than under this prospectus.

Selling shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection such sales.

The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of their Smart Technology common stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The selling shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Act, and any profit from the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Act.

In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licensed brokers or dealer. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or any exemption from such registration or qualification requirement is available and the sale is made in compliance with these requirements.

                             Application of Proceeds

Net proceeds from the sale of the shares of common stock are estimated to be $1,460,000 if the 300,000 maximum number of shares is sold at $5.00 per share and $210,000 if only the 50,000 minimum number of shares is sold. The Company will not receive any money from the sales of shares by the selling shareholders. The amount of net proceeds reflects the expected fixed cost of $40,000 in expenses at both the minimum and maximum offering.

These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on completing our patent application, updating our website, marketing and distribution activities and salaries. In the event that more than the minimum is sold, we intend to expand operations, personnel and projects. None of the estimates include income from revenue. While we anticipate receiving income from our day-to-day operations, this income may not be enough to generate a positive cash flow before proceeds from the sale of shares from this offering are expended.

The following table sets forth the use of the proceeds from this offering:

                            Use of Proceeds (1)(2)(3)

                                         Dollar                           Dollar
                                         Amount     Percentage            Amount         Percentage
---------------------------------       --------    ---------             ----------     ----------
GROSS PROCEEDS                          $250,000     100%                 $1,500,000     100.0%
Offering Expenses
Fixed Legal Fees                         $30,000       6                     $30,000         2
Accounting Fees (Estimated)               $5,000       1                      $5,000         -
State Filing Fees (Estimated)             $5,000       1                      $5,000         -

Net Proceeds from Offering              $210,000      92%                 $1,460,000        97%
                                       =========                          ==========

Fees and Costs for patent, copyright
and trademark registration (4)             8,400       4                      20,000         -
Research & Development                    23,100      11                     102,200         7
Advertising & Promotion                    6,300       3                      14,600         1
Marketing                                 42,000      20                     131,400         9
Printing & Engraving Expenses              2,100       1                      10,000         -
Salaries (5)                              96,600      46                     131,400         9
Rent                                      10,500       5                      29,200         2
General and Administrative                 4,200       2                     189,800        13
Working Capital                           16,800       8                     831,400        57
Total Use of Net  Proceeds               $210,000     92%                 $1,460,000        97%

(1) In order to begin our operations, we incurred costs of approximately $25,000 for equipment, printing and related expenditures paid by Mr. Asselineau and Mr. Safier, our former secretary and Board member. We do not intend to reimburse them for these costs. The equipment included 2 computers, 4 desks and office supplies. The printing involved design and print expenses for stationary and business cards, promotional material for presentation of Smart Technology, print design for prototypes and blueprints. The related expenditures involves traveling expenses for Mr. Asselineau, mailing expenses related to mailing to shareholders and general business expenses such as telephone, web hosting and web design.

(2) We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

(3) If the minimum offering of $250,000 is achieved, proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. Therefore, it will not be necessary to raise additional funds in order for us to continue operations.

(4) These fees and costs include registration fees, legal fees and consulting fees associated with the application process for patent, trademark and copyright protection.

(5) Currently and until the 12th month following the final closing, our Board of Directors will authorize all hiring of personnel and consultants and decide on all salaries and retainers. Its decisions will be strongly influenced by optimum staff requirements and by the financial condition of our company. At the very least, we will hire the services of a technology manager and a sales manager. Salaries and retainers, which may be below market conditions initially and until our company starts meaningful operations, will not be higher than normal market conditions.

We are not currently in default or breach of any type of indebtedness or financing arrangement. Nor are we subject to any unsatisfied judgments, liens or settlement obligations. However, we may encounter cash flow difficulties while setting up our business operations.

                                    Dilution

The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.

Dilution for $250,000 Offering

Initial public offering price per share                            $5.00        (100.00%)

Net tangible book value per share before offering                  $0.26          (5.20%)

Increase per share attributable to new shareholders                $0.20          (4.00%)

Pro forma net tangible book value per share after offering         $0.46          (9.20%)

Total dilution per share to new shareholders                      $(4.54)        (90.80%)


                      Shares Purchased             Total Consideration     Average Price
                    Number        Percent         Amount      Percent       Per Share
                    ---------     -------        ----------   -------       ---------
Existing Shares     1,146,819      95.82%          $841,758    77.10%        $0.734

New Shares            50,000       4.18%            250,000    22.90%        $5.00

Total               1,196,819    100.00%         $1,091,758   100.00%        $0.912

                        Dilution for $1,500,000 Offering


Initial public offering price per Share                            $5.00        (100.00%)

Net tangible book value per Share before offering                  $0.26         (5.20%)

Increase per Share attributable to new Shareholders                $1.30         (26.00%)

Pro forma net tangible book value per Share after offering         $1.56         (31.20%)

Total dilution per Share to new Shareholders                      $(3.44)        (68.80%)


                      Shares Purchased             Total Consideration     Average Price
                    Number        Percent         Amount      Percent       Per Share
                    ---------     -------        ----------   -------       ---------
Existing Shares      1,146,819     53.14%        $  841,758     13.47%       $0.734


New Shares             300,000     46.86%         1,500,000     86.53%       $5.00

Total                1,446,819    100.00%        $2,341,758    100.00%       $1.619


                                   The Company

Introduction

Smart Technology was organized under the laws of Florida on May 14, 2001. We are a new company founded by Marc Asselineau, our president and Jamie Safier our former secretary. Mr. Asselineau serves as director for our company. We are currently revising our website to reflect our latest product mix as well as our revised market strategy. In addition to the presentation of our company and the description of our products, our website will provide general information and information about the Navstar Global Positioning System ("GPS"), including its history and an explanation of the technology The web site of the operating company that we have acquired is already in existence (www.irisio.com). We have revenues by incorporation of our operating company since we acquired it. Besides the distribution capabilities of our new subsidiary, our distribution network is not established yet. At present, our company offices are located at: 222 Lakeview Avenue, PMB 433, West Palm Beach, Florida 33401. Our telephone number is (561) 835-4277. The offices of our French division is located in 1000 square feet offices at 414 rue Saint Honore , Paris, France.

Since incorporating our company in May 2001, we have conducted initial research into distribution opportunities available to manufacturers' representatives in general and to startup entities with a focus on distribution of GPS tracking devices. GPS is a constellation of orbiting satellites that provides navigation data to military and civilian users all over the world. The system is operated and controlled by members of the 50th Space Wing, located at Schriever AFB, Colo. GPS satellites orbit the earth every 12 hours, emitting continuous navigation signals. With the proper equipment, users can receive these signals to calculate time, location and velocity. The signals are so accurate, time can be figured to within a millionth of a second, velocity within a fraction of a mile per hour and location to within 100 feet. Receivers have been developed for use in aircraft, ships and land vehicles, as well as for hand carrying. The GPS constellation is designed and operated as a 24-satellite system, consisting of six planes, with a minimum of four satellites per plane. GPS tracking technology allows the monitoring of something as it moves from one location to another. The theory is simple: an accessory houses a GPS transceiver that (a) receives location information from the GPS satellites orbiting the earth, and (b) transmits it, via radio or cellular technology, to a receiving station either at home or a remote monitoring station. Therefore, in order to have full tracking capabilities, any device must combine GPS technology and wireless technology. Since we outsource our products from hardware manufacturers, which are already connected to the 50th. Space Wing for their connectivity to the satellite system in order to perform the tracking function, we do not have direct links to the 50th. Space Wing.

Our research entailed the extensive study of specific GPS manufacturers and accessory device manufacturers and their present distribution methods and outlets (if existing). The results of our research have given us an understanding of the expansiveness of these manufacturers. Other research has included the study of Internet and larger scale distribution networks and also marketing medium. Our study involved an analysis of existing distribution of GPS products and related devices. Our research has been our primary focus in addition to our organizational activities and the purchase of our operating company and the signature of an exclusive distributorship agreement with a leading manufacturer of GPS tracking devices. These research efforts and organizational efforts have to date consumed all of our total company efforts.

As a result of our new agreements, we designed our initial support system around that manufacturer's GPS and cellular telephone technology with specific software connected to an ASP server and an automatic telephone connection.

Although Mr. Asselineau, Mr. Bouverot and Mr. Gal do not currently have specific experience marketing GPS tracking devices, they have been actively involved with high tech companies. Their specific knowledge of new technologies leads us to feel confident in their ability to leverage their network of contacts into business opportunities that can be advantageous for our development. Nonetheless, we will be, at least initially, dependent upon them and their skills and experience to assist us in the development of our marketing distribution outlets that is intended to capture individual customers and also wholesalers. In addition, should we be successful in selling the minimum number of shares offered, we will engage, as necessary qualified consultants to advise us on the development of a marketing strategy for our GPS tracking devices and an engineer for improvement of our initial systems and design implementation for our future products.

We will endeavor to provide, through a global distribution network and direct sales to large corporation and public services, a unique alternative to GPS tracking purchasers that is primarily geared to the safety of lone workers and the monitoring of vehicles. While we do not own a large distribution network, we intend to place our products on the market through distributors that have the distribution networks targeted by us and we will also use our web site as a link to these distributors. We are also targeting large corporate accounts and public services that have a need for the services and products that we offer. More specifically, we are marketing to small companies that routinely employ lone workers in isolated surroundings, larger and multinational companies with activities that involve extensive dispatching of personnel in isolated surroundings, security and protection companies, some public services, such as police, road maintenance etc. We are also marketing distributors that cater to protection of lone workers and vehicles for the small to mid-sized companies. However, our efforts to develop direct sales and a network of distributors have only been initiated recently and are still in the development stage. Since inception, our directors have focused upon organizational activities, fund-raising, market research activities, creation of our website, preparation of our patent application and identification an purchase of our operating company and the exclusive distribution right from a leading manufacturer of GPS tracking devices.

Our Products

We utilize as building blocks of our product line a combination of two familiar technologies: GPS and cellular telephone to which is added software to a programmable chip that also provides the ability to trigger an alarm in the event of anomalies with the parameters programmed by the user. The software allows the customer to tailor the use of the tracking device to their own specific needs. This results in a versatile GPS that expands upon the current tracking only use in the marketplace.

Our entire product line is expected to utilize the same basic technology; the only differences are in the packaging and in the versatility and service permutations in the software package. Also, the price points do vary product by product.

All products include GPS and telephone modules, software for the programmable chip, a charger and batteries. Additionally, products are equipped with a powerful built-in antenna for the stand-alone units for maximum detection. For units installed inside a vehicle, the antenna is separate and hidden

A customer will be able to receive an alarm message and/or track the precise location of the lone worker, the vehicle, the elderly or the child over the Internet, and/or on a hand-held device, and/or on a mobile phone with a text message (SMS Technology in Europe), a phone line and/or through the services of an alarm company.

The system will be accessible and protected by an access number and a password.

We are currently marketing the following products:

Two main products are involved, to which is added an application software. The products include a number of accessories, such as a spare battery, a pouch, a charger and other accessories.

Product Description

o        The HiPer

The HiPer is a self-contained unit of small dimension, the approximate size of a traditional cellular phone. Its dimensions in mm are 128.5*46*29.6; its volume is 150 cm3 and its weight less than 145g.

A charge on the battery lasts 30 hours on average and the charging time is 2.5 hours.

The HiPer displays two buttons to access two separate two-way pre-programmed telephone lines. The first line is a traditional GSM (Global System for Mobile Communication) line, while the second (connected to the red button) is the alert or panic line, which simultaneously sends an alert message to the pre-programmed number and establishes the location of the HiPer over the Internet and with a SMS (Short Messaging Service) text message to the user.

The HiPer has a built-in logic that can be remotely programmed from a computer equipped with DSL that establishes a GSM connection with the HiPer from any distance or remote location. Once the programming of all the parameters is complete, the user sends all information at once and the computer returns a confirmation of satisfactory completion message.

Once the HiPer is programmed, the HiPer enables all functions; however, the user always has the ability to change the parameters inside the HiPer chip from the computer in order to react to changing circumstances and needs.

Tracking of the HiPer by GPS is performed continuously every 30 seconds approximately.

Main Programming Features

Among the main programming options the user initially:

o    Programs his/her password
o Then programs the two telephone numbers, the alarm or panic number and the regular GSM number
o Then programs his/her subscription registration number in order to receive and send SMS messages.

The HiPer has the ability to memorize the last 500 positions and establish the frequency of point tracking. This means that if for instance, the user programs the chip to point-track every minute, the itinerary of the HiPer can be known for the last 500 locations over the last 500 minutes.

The user has the option to program up to 10 zones. Each zone has a minimum (but no maximum) area of 300 by 300 meters. The zones can either be defined as no-entry or no-exit zone.

The user can also contiguously connect up to 10 zones of any length, as long as the minimum width of each is no less than 300 meters, and thereby establish an itinerary or a route that the HiPer should follow.

In each case, any deviation from the programmed parameters triggers an alarm communicated to the user via the GSM line. Additionally, the location of the HiPer at the time the alarm is set-off appears on an Internet map and is also communicated by SMS text message on the telephone display of the user.

Several options allow the surveillance of other parameters. For instance, a small sensor of vertical drop can be plugged into one of the HiPer's ports. If for instance, a lone worker falls down, a GSM communication is automatically sent to the user.

o    The HiTrack

The HiTrack is a self-contained unit of small dimension, the approximate size of a traditional cellular phone. Its dimensions in mm are 95*55*35; its volume is 190 cm3 and its weight less than 200g.

The HiTrack displays two buttons to access two two-way pre-programmed telephone lines. The first line is a traditional GSM line, while the second (connected to the red button) is the alert or panic line, which simultaneously sends an alert message to the pre-programmed number and establishes the location of the HiPer.

As an option, HiTrack offers a "hands-free" kit that allows for easier, and often permitted telephone conversation while driving.

The HiTrack has a built-in logic that can be remotely programmed from a computer equipped with DSL that establishes a GSM connection with the HiTrack from any distance or remote location. Once the programming of all the parameters is complete, the user sends all information at once and the computer returns a confirmation of satisfactory completion message.

Once the HiTrack is programmed, the HiTrack enables all functions; however, the user always has the ability to change the parameters inside the HiTrack chip from the computer in order to react to changing circumstances and needs.

Tracking by GPS of the vehicle equipped with HiTrack is performed continuously every 30 seconds approximately.

Main Programming Features

Among the main programming options the user initially:

o    Programs his/her password
o Then programs the two telephone numbers, the alarm or panic number and the regular GSM number
o Then programs his/her subscription registration number in order to receive and send SMS text messages.

The HiTrack has the ability to memorize the last 1,000 positions and can also establish the frequency of point tracking. This means that if for instance, the user programs the chip to point-track every minute, the itinerary of the HiTrack can be known for the last 1,000 locations over the last 1,000 minutes.

The user has the option to program up to 10 zones. Each zone has a minimum (but no maximum) area of 300 by 300 meters. The zones can either be defined as a no-entry or a no-exit zone.

The user can also program up to 10 routes or itineraries. Each route can be drawn on an Internet map with up to 150 contiguous sections. The vehicle is then tracked along the programmed routes and any deviation from plan is automatically communicated to the user via the GSM telephone connection.

Several options allow the surveillance of other parameters. For instance, a small sensor of vertical drop can be plugged into one of the HiTrack ports. If for instance, a lone worker falls down, a GSM communication is automatically sent to the user.

o    The Irisio Server

Management of the system is performed by a central server, the HiLocate Server and by a client interface module, the HiLocate Client.

The HiLocate Server

The HiLocate Server is the central repository of all data and the software intelligence that synchronizes and manages the main functions and technologies involved in the HiPer and the HiTrack. It has the ability to manage and incorporate all types of mapping databases and it interfaces with external modules in standard Internet Protocol.

The Client Module

This is the system that allows customers to manage communications with the HiPer's and HiTrack's and as such is the client interface for units programming, client-specific data management, client-specific alarm management an geographic tracking.

In order to perform its client interface, the module communicates with the central HiLocate Server via standard Internet Protocol.

Product Introductions for 2004 and beyond

Our design of future products will have a direct correlation to improvements in technology, more particularly regarding the size of the electronic components and battery life. It is expected that we will be in a position to utilize our technology in a new line of products that are size-sensitive.

It is anticipated that several other products will complement our initial products as the technology further improves.

The introduction of new products in 2004 and beyond will be facilitated by the expected decrease in the cost of components and telecommunications, resulting in a corresponding relative decrease in price points and related increase in competitiveness.

Only then will be able to penetrate the mass markets in a meaningful way, although we will endeavor to have a small presence in those markets with our existing products. The main mass markets that we will pursue are the children with "Child Watch", the car market with "Car Watch" and the pet market with "Pet Watch"

Marketing Strategy and Markets

GPS technology currently is utilized as a passive method of tracking. Smart Technology seeks to bring a pro-active aspect to that process.

We do not assume all that our products can do for the customer, since it is the customer who instead determines what his/her specific needs are. Rather, we bring to fore a novel "intelligent", i.e. programmable, GPS.

We believe that the market for our system is vast, as it responds to basic security and protection concerns that apply to a large spectrum of needs. The initial price points will limit the appeal to the mass markets; however, over time the cost of the technologies involved in our process are expected to reduce drastically, thereby expanding the potential market base.

We have determined the markets of choice and the price points in relations to these markets. Over time, our target markets will be modified and expanded with the advances in technology and cost reductions.

Contrary to current market practice, Smart Technology does sell the products or the services of an alarm company but rather sell what we believe is a potential solution specific to the needs of each customer. We believe this approach is one of the keys to our success.

We are focusing our attention to the market segments, which are immediately applicable to our technology and its price points. The geographic markets initially targeted are: France, and several countries in the Middle East.

In our initial stages, we have focused on the ability of management to utilize their wherewithal and connections in their home region for marketing and promotion.

The HiPer and HiTrack products primarily cater to the professional markets. Mass markets are also considered, but at a secondary level. The professional markets are divided in two major segments: The market for lone workers is addressed with HiPer and the market for vehicles with HiTrack.

o    HiPer

HiPer covers the safety of isolated persons; the thrust of our target market represents the lone worker, however a secondary target market represents the elderly and children.

a/ The Lone Worker

French law # 91/1414 of December 31, 1991 has modified Workmen's and Public Safety regulations with the goal of prevention of professional hazards. Similar concerns are also present in the rest of the European continent. The lone worker is not specifically identified in the law; however the generality of the law applies directly to that category of workers.

By definition, a lone worker works alone and as such is often in a difficult or dangerous position that cannot be detected by anyone. Employers are generally aware that their employees and workers should not be exposed to potential undetected danger without taking the necessary precautionary measures. The most problematic jobs include:


o    Workers working above ground
o    Workers in close quarters such as silos, tanks, tunnels etc.
o    Electrical workers
o    Workers handling hazardous materials
o    Workers handling dangerous instruments, such as firearms, chain saws, etc.
o    Workers handling equipment under high pressure
o Workers confronted with public safety in potentially dangerous surroundings etc.

One of he methods to prevent isolation is to double-up the team. That solution is not always possible and always involves substantial extra costs.

As a solution, Smart Technology offers a service that tracks and communicates the positions in the same device. In addition, a detector of vertical drop completes the safety offering.

The market for the lone worker is very large. It touches a very sensitive area of personal safety. Given the financial, legal and emotional consequences involved, employers are increasingly willing to undertake the appropriate measures to ensure the safety of their workers. HiPer is one the most valuable methods to achieve that goal.

The buyers include:

o    Small companies that routinely employ lone workers in isolated surroundings
o Larger and multinational companies with activities that involve extensive dispatching of personnel in isolated surroundings
o    Security and protection companies
o    Some public services, such as police, road maintenance etc.

The market for the lone worker is extremely diversified, without aggregate statistics; however it potentially covers the million of individuals that work alone. Among the main pockets of demands, some of the most significant are:

o All companies that perform services outdoors, such as utilities, plumbing, electric, building, cement, sand, mining, etc.
o    All  companies  that  perform  potentially   hazardous  work  within  their
     premises.
o Surveillance and security companies often employ lone personnel that also work at night.
o Public services, such as police, road maintenance also involves large numbers of lone workers.

b/ The elderly and the handicapped

The potential market for the elderly and the handicapped is large and is part of our business development plans. In France alone, which is one of our primary geographic markets represents 12 million individuals. Senior citizens, who often live alone, or who are occasionally isolated, are often prone to accidents or sudden diseases, which need to be remotely monitored.

c/ Children

Although our product in its current version is not ideally suited for the children's market, it still can be utilized by strapping the HiPer to a belt or a bicycle, or placed inside a schoolbag. The main limitations to vast acceptance of the HiPer for the children's market are the size and battery life. These two aspects, which are of little importance for the professional markets, represent a potential non-compliance issue on the part of children.

However our strategy is to stake a claim on this potentially huge market, which will be fully tapped with the upcoming improvements in technology. We will therefore market the HiPer to children in order to:

o    Book sales
o Already have a presence on that market when in approximately 2 years technological advances will address the requirements of that market more accurately.

Despite its current limitations regarding the specific market for children, the HiPer addresses the main security concerns for the protection of children. In fact, the HiPer can program one or several routes, for example it can determine the chosen path between home and school, as well as protected perimeters from where the child cannot exit without an alarm and tracking being triggered.

In France alone, with a children population almost reaching 10 million individuals, we estimate the current market potential at 100,000 children, i.e. 1% of the total market, of which at the current state of the technology, we expect to penetrate with the sale of 1000 units.

Due to its versatility of applications and to the fact that the unit can be reprogrammed by the user at any time, the HiPer can alternatively be utilized for animals, bags and luggage, cars, etc., in other words can be attached or utilized by all persons or objects that need to be tracked and located.

o    HiTrack

The HiTrack is a product applicable:

o    to private vehicles
o    to professional vehicles, either individually or as part of a fleet
o    to motorcycles

a/ Private Vehicles

Our primary effort targets the vehicles that are the most prone to theft or carjacking. That segment of the total market principally include high-end cars and other popular models among thieves.

Each year in France alone, more than 300,000 vehicles are stolen, of which 60,000 are never recovered. The underlying cost to the car insurance companies alone is over EURO 1.3billion per year.

The existing methods of alarm and theft detection have shown their limitations and, despite technological progress, the number of stolen vehicles has not noticeably diminished.

Several companies have initiated GPS location of a vehicle when stolen; however all of these new systems have a major limitation since the user has to be aware that the vehicle is stolen in order to locate it, which most often is an event that lags considerably the time frame necessary to react effectively.

In response to this major limitation, Smart Technology offers a product and service that informs the user immediately when the vehicle is stolen, in addition to location and tracking. The small unit dimensions are perfectly suited for a vehicle, as it can easily be hidden. Additionally, a back-up battery prevents interruptions in service if the main car battery is disconnected.

b/ Professional vehicles

The professional vehicles market, either individually or in fleet, addresses issues that go beyond the risk of theft. In addition to theft detection, the HiTrack also follows the whereabouts of the vehicle, detects anomalies, can determine the speed of the vehicle, etc. Our system also allows fleet management when applicable.

In and our remote controls allow the connection of sensors to different parts of the vehicle; for instance,

o    Alarm with tracking when the rear doors of a truck are opened,
o Alarm with tracking when the temperature inside a refrigerated cargo area increases, etc.

c/ Motorcycles

Motorcycles are the main target for thieves for the prevention of which very few systems exist. The small unit dimensions are perfectly suited for a motorcycle, as it can easily be hidden. When the motorcycle is displaced unexpectedly, HiTrack sends an alarm to the user, as well as tracking and location; moreover, in case of accident, an alarm and location in SMS are also sent to a user of to a service center on pre-programmed telephone number.

Our geographic market for the HiPer and the HiTrack

Smart Technology will primarily focus its activities in 2003 on the French market. The French subsidiary of our company will distribute our products in that market with several objectives:

o Validate the economic model and the new software developments (Application Service Provider (ASP) server, voice server, etc.)
o    Realize sales to reach rapidly breakeven
o    Create a national distribution network
o    Develop large accounts and public-sector accounts

These objectives are reasonable since the products are already on the market and since the results of our initial market intelligence point to active interest on the part of potential clients.

Beyond commercial developments on the French market, Smart Technology will also penetrate the following markets: Saudi Arabia, Kuwait, UAE, Qatar, Bahrain, Yemen, Syria and Lebanon.

Regarding these countries, our strategy is summarized in 4 steps:

o Chose one or two local distributors per territory and sign exclusive distribution contracts for the HiTrack and the HiPer that will contain the purchase of minimum quantities upon signature,
o    Deliver country-specific software in the local language,
o Technical training in France or in the territory performed by our technicians and engineers,
o Commitment on the part of the exclusive distributor of minimum quarterly quantities.

Additionally, we will levy royalties on the service contracts between the distributors and their clients as well as provide systems maintenance and upgrade.

Our commercial objective is to reach in 2003 total unit sales in these countries of 2,000 units. We aim at delivering three software packages for EURO 100,000 each.

Marketing and promotion for our four initial products will be geared to the professional markets, and to a smaller extent to selected mass markets.. At the current time are in the process of implementing the following development plan:

We are resorting to distributorship arrangements for the middle market and to direct marketing to large professional accounts. Our distributors will be established companies with existing marketing and distribution structures in the tracking and security business, and their distributor margin will cover their marketing expenses. For the large house accounts, the potential market, while very large is concentrated in few companies or public services for which marketing and promotional expenses will be limited in terms of financial and human resources. The mere fact that our primary target market is the professional market entails that our marketing and promotion efforts will not involve the vast expenses of a mass marketing endeavor. Our primary market is highly targeted to few national or large regional distributors or large house accounts, thereby requiring fewer personnel and expenses that a mass-market effort would entail.

Our services utilize heavily cellular telephony. In the professional market, the users will utilize their own telephone lines and subscriptions, or will lease new lines for the purpose of operating the HiTrack or the HiPer. The only telephone connection that we need to have is a master line to receive and send SMS messages in and out of our central server. This fact eliminates the requirement to subscribe telephone lines for each customer, as was the case for the mass market. Since our penetration of the mass markets will be initially substantially less than previously, we will purchase telephone lines from the major carriers as needed, without the necessity to resort to a master agreement.

Our website, which is under revision and the we site of our pending new operating subsidiary at the current time contains introductory material and information on our products and will be updated to address several goals that will be applicable to all four of our product lines:

- Live demo,
- GPS, GSM, SMS Technology synopsis,
- List of distributors and search by zip codes,
- Customer Service,
- Investor relations,
- Distributor relations.

Timeline of Company Efforts

Since our inception, we have achieved the important steps, including (1) the conclusion of our negotiations with the "best of breed" providers of Global Positioning System (GPS) tracking and communication technology. Two technology providers were retained; Digital Angel Systems located in Ontario, CA and GAP AG, a long established German company located near Munich, and listed on the Frankfurt Stock Exchange. We chose to partner with GAP since we believe that their products have a clear advantage over all the competition, including

Digital Angel. Their products have been on the market for several months in Europe and they offer functionalities and options that in our opinion are superior to anyone else. The choice of GAP also considerably reduces our capital requirements because GAP products are already on the market with their existing software support platform, which alleviates the requirement to build our own at considerable expense. As exclusive distributor of GAP products, we have the right to utilize their software support platform. Our only out-of-pocket expenses are the server and the translation from German and English into French of the software interface. The choice of GAP products also implied a new direction in our primary market focus. Since their products are ideally suited for the professional markets, we decided to focus primarily on that market and to place the mass markets in a secondary position. The mass markets are still part in our strategy; however the professional markets represent even a larger potential in Europe and the Middle East than the mass-markets in the present stage of the technology and as a consequence, they have become the primary focus of our business strategy. The professional markets do not entail vast advertising and promotion expenses, thereby further reducing our capital requirements; (2) We implemented our strategic direction by signing an exclusive distribution contract with GAP, and (3) by purchasing their French distributor, Irisio SARL.

Irisio is French company established in 2001 by its sole owner, Mr. Frederic Massiot. That company, which is profitable, is specialized in the distribution of technology products linked to personal and vehicle safety, and as such was distributing the GAP products. By purchasing Irisio, we gain access to an existing structure for distribution in France and the Middle East. The role of Irisio as a Smart Technology subsidiary is to market location and communication products manufactured by GAP in the French market and also in the Middle East under the contractual Value Added Reseller agreement signed between GAP and Smart Technology; (4) the signature of the VAR contract between GAP and Smart Technology was effected on February 5, 2003, by which GAP and Smart Technology have entered into a Value Added Reseller agreement (VAR). This contract pertains to the distribution of the GAP products in France, Saudi Arabia, Kuwait, Syria, Lebanon, UAE, Qatar, Bahrain and Yemen. The contract is an exclusive distribution contract for 2 years, under the condition that certain quotas be reached for each of the countries under the agreement. At maturity of 2 years, the contract will be extended on the basis of good faith negotiations between the parties.

Within 3 to 6 months from the date of this prospectus, it is essential that we successfully raise a minimum of $250,000. We expect to be able to utilize this offering as the primary focus to achieve the raising of such capital.

During this process, we will refine our market research and establish preliminary letters of agreement with various companies for distribution. We believe the experience of our officers, especially Mr. Asselineau's legal training, will assist us in establishing these preliminary letters of agreement.

In order to become fully operational and profitable, we must first successfully raise a minimum of $250,000 in the present offering. Once we have raised these funds we will be able to (1) pay fees and expenses associated with the extension of our patent application; (2) complete the updates on our website; (3) continue our research and development for the functionalities of our server and associated software; (4) aggressively expand our marketing and promotion; (5) hire our Sales Manager; (5) expand our office facility to accommodate the additional staff; (6) further develop our distribution network. We are currently in the process of pursuing the above agenda, which we anticipate will take approximately six (6) months from the date we reach the minimum to complete. Funds generated from this offering will be used at each step of the above-described agenda. We have already researched the GPS industry and Mr. Asselineau and Mr. Safier have expended costs of approximately $25,000 towards the purchase of equipment, printing, legal and accounting expenses and both are committed to the success of our business plan. These expended costs were not made as loans by our officers and we have no intention of using the proceeds of this offering to repay these funds. Our introductory website is on line and we expect to update it by the end of 2002.

To the extent that we exceed the required minimum of $250,000 in capital raised through this share offering, we will seek to employ additional personnel. We view the addition of Sales Representatives as the next required stage. Currently and until the 12th month following the final closing, our Board of Directors will authorize all hiring of personnel and consultants and decide on all salaries and retainers. Its decisions will be strongly influenced by optimum staff requirements and by the financial condition of our Company, Salaries and retainers, which may be below market conditions initially and until our Company starts operations, will not be higher than normal market conditions. It will be our Chief Financial Officer's responsibility to monitor the order flow from our sales efforts and from our website [in its expanded form that is anticipated to be in place in one month], keeping accurate track of our cash flow and net revenue. Our next employees will be in the area clerical staff. If we achieve more than the minimum we will pay all our current officers a competitive salary. We strongly believe that Mr. Asselineau, Mr. Bouverot and Mr. Gal's initial skills will enable us to successfully launch our business model; however, we believe that it will take a seasoned Sales Manager to enable us to grow beyond the start-up stage and into a successful and profitable business entity.

Should we meet more than the minimum, we intend to complete all of the steps above; however, the additional capital will allow us to expand market deployment, due to the French distributor that is now part of Smart Technology, which is a company that was established in 2001 and that was profitable in 2002. The speed of market expansion will depend mainly on the resources dedicated to additional human and marketing expenses. A minimum of $250,000 will allow the company to achieve a meaningful increase in market activity. Higher levels of capital will accelerate our development since we will be able to hire additional sales personnel and be present in more markets quicker than if our resources were less and we will gear our expansion to our monetary capabilities. We will also increase our office facilities to accommodate an increased staff. We believe that at maximum and if our expansion plans happen slower than anticipated, we will have sufficient working capital to sustain operations for a period of up to thirty-six (36) months.

At this point, we have not generated any revenues directly; however our pending acquisition or an operating company has revenues and is profitable. There is no guarantee that we will be able to successfully expand business operations or revenues to a point where our business becomes viable.

Competition

The GPS market encompasses navigation, communications and information products. It is highly competitive. We believe the principal competitive factors that will impact the market for our products are features, quality, design, customer service, brand, price, time-to-market and availability. Management believes that we will generally compete favorably in these areas.

We believe that our principal competitors for our HiTrack and HiPer products can come from the following:

1. The current producers of GPS-enabled product lines which include, Garmin, Ltd. Thales Navigation, Inc., Lowrance Electronics Inc., Cobra Electronics Corporation, Raymarine Ltd., Furuno Electronic Company, the Standard Horizon Division of Yaesu Co. Ltd., Navman Ltd. and Simrad AS, Digital Angel.

2. The current producers of cellular product lines which include, Garmin, Ltd., Nokia Oy, Telefon AB LM Ericsson, Motorola, Inc., Benefon Oy, Siemens AG, Sony Corporation and Samsung.

3. The current producers of personal digital assistant product lines which include, Garmin, Ltd., Palm, Inc. and Handspring, Inc.

In addition, HiTrack product could face competition from the current producers of automotive product lines which include, Garmin, Ltd., Thales Navigations, Inc., Alpine Electronics, Inc., Denso KK, Visteon, the On-Star Division of General Motors Corporation, Xanavi Informatics Corporation, Robert Bosch GmbH, Siemens AG and Philips N.V.

All of our competitors are established businesses that have larger existing customer basis and better funding than us.

Sales and Marketing Plans

Smart Technology will primarily focus its activities in 2003 on the French market. The French subsidiary of our company will continue to distribute our products in that market with several objectives to validate the economic model and the new software developments (Application Service Provider (ASP) server, voice server, etc.), realize sales to reach rapidly breakeven, create a national distribution network and develop large accounts and public-sector accounts. Our website www.smarttechno.com. will be utilized as a promotional tool and as a link to our distributors and partners; we do not have plans at this juncture to market our products directly on the Net.

These objectives are reasonable since the products are already on the market and since the results of our initial market intelligence point to active interest on the part of potential clients.

Beyond commercial developments on the French market, Smart Technology will also penetrate the following markets: Saudi Arabia, Kuwait, UAE, Qatar, Bahrain, Yemen, Syria and Lebanon.

Regarding these countries, our strategy is to chose one or two local distributors per territory and sign exclusive distribution contracts for the HiTrack and the HiPer that will contain the purchase of minimum quantities upon signature, deliver country-specific software in the local language, perform technical training in France or in the territory by our technicians and engineers, receive commitment on the part of the exclusive distributor of minimum quarterly quantities.

Additionally, we will levy royalties on the service contracts between the distributors and their clients as well as provide systems maintenance and upgrade.

Our commercial objective is to reach in 2003 total unit sales in these countries of 2,000 units. We aim at delivering three software packages for EURO 100,000 each.

Expenditures

Our primary direct costs will be as follows:

>>   Marketing, advertising and sales related costs,
>> Salaries for Mr. Asselineau, Mr. Bouverot, Mr. Gal and other employees (payroll cost, actual or deferred);
>>   Employment related taxes; and
>>   Health benefits

Facilities

We operate from 222 Lakeview Avenue in the US and also from a 1000 square foot facility located at 414 rue Saint Honore in Paris, France. These facilities will be sufficient during the initial term of our development. However, once additional employees are added, we will expand our facilities. Our newly acquired subsidiary, Irisio SARL has its own separate facilities.

Debt Financing

We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have initiated the sales process. Once the process has started, we will seek working capital loans primarily intended to finance inventory and accounts receivable. Since we will not seek debt financing until we are operating on a larger scale, we believe we will be in a better position to negotiate appropriate placement and repayment terms for any such loans. However, in the event we were to receive financing but defaulted in payments, such financing could result in foreclosure of our assets that would be detrimental of our shareholders.

When we do seek to borrow funds, we do not intend to use the proceeds of such funding to make payments to our management (except for possible salaries, benefits and out-of-pocket expenses).

Industry Regulation

We are not subject to industry specific regulation.

Current Employees and Proposed Staffing

Currently we only employ Mr. Asselineau, Mr. Bouverot and Mr. Gal. Currently, and until the 12th month following the final closing, our Board of Directors will authorize all hiring of personnel and consultants and decide on all salaries and retainers. Its decisions will be strongly influenced by optimum staff requirements and by the financial condition of our company. Salaries and retainers, which may be below market conditions initially and until our company starts operations, will not be higher than normal market conditions.

To the extent that we exceed the required minimum of $250,000 in capital raised through this share offering, we will seek to employ additional personnel. We view the addition of a Sales Manager and Sales Representatives as the next stage. It will be our Chief Financial Officer's responsibility to monitor the order flow from our sales efforts and from our website [in its expanded form that is anticipated to be in place by the end of 2002], keeping accurate track of our cash flow and net revenue. Our next employees will be in the area clerical staff. We strongly believe that Mr. Asselineau, Mr. Bouverot and Mr. Gal initial skills will enable us to successfully launch our business model; however, we believe that it will take a seasoned sales manager to enable us to grow beyond the start-up stage and into a successful and profitable business entity

Should we meet more than the minimum, we intend to complete all of the steps above; however, the additional capital will allow us to expand market deployment from the profitable base of our French operating company, which is a company that was established in 2001 and that was profitable in 2002. The speed of market expansion will depend mainly on the resources dedicated to additional human and marketing expenses. A minimum of $250,000 will allow the company to achieve a meaningful increase in market activity. Higher levels of capital will accelerate our development since we will be able to hire additional sales personnel and be present in more markets quicker than if our resources were less and we will gear our expansion to our monetary capabilities. We will also increase our office facilities to accommodate an increased staff. We believe that at maximum and if our expansion plans happen slower than anticipated, we will have sufficient working capital to sustain operations for a period of up to thirty-six (36) months.

We believe Mr. Asselineau, Mr. Bouverot and Mr. Gal's experience, when combined with a marketing and distribution alternative, provide for the expansion of our business model; however, we can give no assurance that we will be successful in our efforts. Moreover, we believe this model will be further enhanced by the advantages of greater availability of capital and potential for growth by being a public, as compared to a privately-held, company.

It is generally anticipated that any future employees will devote full time to our operations. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation to these employees for their services.

                                   Management

The following table reflects the name, address, age and position of our executive officers and directors. Until such time as we are fully operational, our executive officers are anticipated to devote only such time as is necessary to operate Smart Technology. In this regard they each expect to devote only the time and effort necessary to perform their responsibilities as sole executive officers and directors, which will require not less than an average of 2 weeks per month at a rate of 50 hours per week at least for the earlier of the first 6 months of development or until the minimum offering is reached. After the first 6 months, or once the minimum is reached, Mr. Asselineau, Mr. Bouverot and Mr.Gal will devote full time to Smart Technology at a rate of 50 hours per week. We presently hold no key-man life insurance on either Mr. Asselineau or Mr. Bouverot and have no employment contract or other agreement with them. Since Mr. Asselineau, Mr. Bouverot and Mr.Gal are currently the only employees, we would have to discontinue operations if we were not able to retain at least Mr. Asselineau or Mr. Bouverot or Mr. Gal or if replacements could not be found.

For additional information, see the biographical information that follows:


Name                         Age      Position
-----------------------------------------------------
Mr. Marc Asselineau          46       President and Director
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

Mr. Bernard Bouverot         38       Secretary and Director
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

Mr. Jean Michel Gal          56       Chief Financial Officer
222 Lakeview Avenue                       and Director
PMB 433
West Palm Beach, FL33401

All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Our officers are elected by the Board and serve until the annual meeting of the Board of Directors and until their successors have been elected and qualify. Aside from employing Mr.
Asselineau, Mr. Bouverot and Mr.Gal as officers and directors, there are no other individuals whose activities will be material to our operations at this time.

Marc Asselineau, age 46 has served as our President and Director since formation in May 2001. He is a French citizen who lives permanently in the United States. In addition to his duties for our company, from 1999 to 2002, Mr. Asselineau has acted as a consultant for several companies principally in the areas of financial and industrial strategy. Since May 2001 he has been a Board member of Patient On Line, Inc. In this capacity he is required to spend approximately 1day every 3 months attending to the affairs of that company. From December 2000 to the first quarter 2002, he served as a consultant to Patient On Line, Inc. as well. From 1997 to 1999, Mr. Asselineau was President & CEO of Lasertec International, Inc., a company involved in medicine and the environment where his duties included the overall management of the affairs of the company. From 1989 to 1996 he also was an consultant to several high tech companies and financial adviser to foreign investors in France. From 1986 to 1989, Mr. Asselineau was the co-founder and President of Imapply International, an image treatment and artificial intelligence company where his duties included the overall management of the affairs of the company . From1978 to 1980, Mr. Asselineau was a professor of business law after graduating from the University of Aix-en-Provence in France, legal section in 1977-78.

Bernard Bouverot: Mr. Bouverot, 38, is the CTO of Smart Technology, a Board member and the Company's secretary. Prior to Smart, Mr. Bouverot was the President and CEO of Verklenzen Electronique, a firm specializing in electronics, the President of Smart IT, a company specializing in smart cards and the General manager of Telemco, a company specializing in software for central telecom servers. Mr. Bouverot has an engineering degree from Ecole des Arts et Metiers and a DESS in Finance from Dauphine, France.

Jean Michel Gal, age 56 has served as our Chief Financial Officer since October, 2002 and Board member since March 4, 2003. Prior to joining Smart Technology, Mr. Gal was acting CFO of Madison Pharmacy, Inc., a company specializing in hormone replacement therapy [1999 to 2001]. Mr. Gal has served as a Board of Directors of Patient On Line, Inc. since 2000 and served as a consultant to that company from 2000 until April 2002. Patient On Line, Inc. is a company specializing in electronic medical records. In his capacity as a director, Mr. Gal is required to spend approximately 1day every 3 months attending to the affairs of that company. From August 2000 to January 2001, Mr. Gal was a consultant of Wall Street Systems, a software company specializing in fixed income and foreign exchange products. In prior assignments, Mr. Gal gained experience in commercial, investment and merchant banking during more than 25 years of US and European business employment. His previous assignments included Chief Financial Officer of Lasertec International, Inc., a public company involved in cancer treatment and the environment [1977 to 1999], Investment Banker at Auerbach, Pollak & Richardson, Inc. [1992 to 1997], Managing Director of GiroCredit Merchant Bank in New York [1988 to 1992], a Vice President and Unit Head of Leveraged Finance at Citibank NA and Deputy Head of the Corporate Finance Group in Paris [1980 to 1988]. Early in his career, Mr. Gal was the Manager of International Finance at Borden, Inc. in New York [1974 to 1976]. Mr. Gal has an MBA from Columbia University [1972] and a law degree [1969] and a diploma [1970] from the "Institut d'Etudes Politiques" in Paris.

Remuneration and Employment Contracts

At inception, Mr. Asselineau was issued 600,000 shares of our common stock valued at $60 for services including, but not limited to preparation of the Articles of Incorporation, the Bylaws, determination of the application of various Florida statutes, assistance with the preparation of the business plan, consultation on the website design and marketing and review and analysis of the financial requirements of Smart Technology. Based on the fact that these shares were granted at inception with no market at all, we believe that this issuance and the valuation are fair.

Except for this described compensation, it is not anticipated that our officer will received any cash or non-cash compensation for their services except for salaries. We do not have an employment contract with any of our officers. Due to our limited amount of funds, we did not believe it would be advantageous to us to commit to contractual arrangements. Should we be successful with our offering at a minimum, then our Directors intend to consider the benefits that may be derived from entering into contracts with our employees as well as paying them a competitive salary, including Mr. Asselineau, Mr. Bouverot and Mr.Gal.

Compensation of Directors

Until we have significant sales revenues, no member of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents. Mr. Asselineau, Mr. Bouverot and Mr. Gal are our sole Directors.

Employee Benefits

We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved when such plan is implemented. We intend to seek shareholder approval for the plan.

We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan and to implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors. Any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and any options granted will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant. We intend to seek shareholder approval for the employee bonus and 401(k) plans.

                                   Litigation

There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. Asselineau, Mr. Bouverot, Mr. Gal or us.

                             The Company's Property

We do not own any real property and do not have a principal plant or other materially important physical property. Currently, we conduct our business from 222 Lakeview Avenue, and 414 rue Saint Honore, Paris, France, which we believe will be sufficient for our purposes until such time as we have reached the minimum and engaged additional employees.

      Securities Ownership of Certain Owners and the Principal Shareholder

The  following  table  summarizes  certain   information  with  respect  to  the
beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of December 31, 2002, regarding the ownership of common stock by each shareholder known to be the owner of more than 5% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned.

                                                                         After the Offering
Name and Address of                Prior to Offering(1)          Minimum              Maximum
Beneficial Owner:                  Number          %          Number      %     Number          %
---------------------------------------------------------------------------------------------------------
Marc Asselineau (2)               600,000        52.3        600,000   50.1    600,000       41.5
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

Bernard Bouverot                        0           0              0      0          0          0
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

Mr. Jean-Michel Gal                     0           0              0      0          0          0
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

DMI Joaillerie Paris               84,851         7.4         84,851(3) 7.1     84,851(3)     5.9
95 Rue La Boetie
Paris, France 75008

Matthews Morris, Inc              100,000         8.7        100,000(3) 8.4    100,000(3)     6.9
414 rue St Honore
75008 Paris

All Directors, Officers and
Shareholders as a Group
(three (3) persons)               600,000        52.3        600,000   50.1    600,000       41.5

Total Shares Outstanding        1,146,819       100.00     1,196,819  100.00 1,446,819      100.00

(1) Based upon 1,146,819 shares of our common stock issued and outstanding as of December 31, 2002.

(2) Mr. Asselineau, Mr. Bouverot and Mr. Gal may be deemed promoters under the Act. Mr. Asselineau, Mr. Bouverot and Mr. Gal are our directors and executive officers.

(3) As indicated in the selling shareholders table, DMI Joaillerie Paris and Matthews Morris, Inc. may sell up to 66,851 and 100,000 shares of their common stock respectively. Matthews Morris Inc., which is a company that provides business and financial consulting services, is controlled by Mr. Christophe Giovannetti.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Since our inception, we have achieved the important steps, including (1) the conclusion of our negotiations with the "best of breed" providers of Global Positioning System (GPS) tracking and communication technology. Two technology providers were retained; the Digital Angel Systems located in Ontario, CA and GAP AG, a long established German company located near Munich, and listed on the Frankfurt Stock Exchange. We chose to partner-up with GAP since we believe that their products have a clear advantage over all the competition, including
Digital Angel. Their products have been on the market for several months in Europe and they offer functionalities and options that in our opinion are superior to anyone else. The choice of GAP also considerably reduces our capital requirements because GAP products are already on the market with their existing software support platform, which alleviates the requirement to build our own at considerable expense. As exclusive distributor of GAP products, we have the right to utilize their software support platform. Our only out-of-pocket expenses are the server and the translation from German and English into French of the software interface. The choice of GAP products also implied a new direction in our primary market focus. Since their products are ideally suited for the professional markets, we decided to focus primarily on that market and to place the mass markets in a secondary position. The mass markets are still part in our strategy; however the professional markets represent even a larger potential in Europe and the Middle East than the mass-markets in the present stage of the technology and as a consequence, they have become the primary focus of our business strategy. The professional markets do not entail vast Advertising and Promotion expenses, thereby further reducing our capital requirements; (2) We implemented our strategic direction by signing an exclusive distribution contract with GAP, and (3) by purchasing their French distributor, Irisio SARL.

Irisio is French company established in 2001 by its sole owner, Mr. Frederic Massiot. That company, which is profitable, is specialized in the distribution of technology products linked to personal and vehicle safety, and as such was distributing the GAP product. By purchasing Irisio, we gain access to an existing structure for distribution in France and the Middle East. The role of Irisio as a Smart Technology subsidiary is to market location and communication products manufactured by GAP in the French market and also in the Middle East under the contractual Value Added Reseller agreement signed between GAP and Smart Technology; (4) the signature of the VAR contract between GAP and Smart Technology was effected on February 5, 2003, by which GAP and Smart Technology have entered into a Value Added Reseller agreement (VAR). This contract pertains to the distribution of the GAP products in France, Saudi Arabia, Kuwait, Syria, Lebanon, UAE, Qatar, Bahrain and Yemen. The contract is an exclusive distribution contract for 2 years, under the condition that certain quotas be reached for each of the countries under the agreement. At maturity of 2 years, the contract may be extended on the basis of good faith negotiations between the parties.

In addition, we have conducted limited business operations including creation of our initial website, marketing research, product research, preparation of our patent application, organizational and capital-raising activities. For the period from inception through December 31, 2002, we have had no revenue from operations and accumulated operating expenses amounted to $491,549. These operating expenses are related to start up, legal and organizational expenses. We propose to sell GPS tracking devices to the public via commercial distribution

As of December 31, 2002, we had $309,863 in cash in the bank and we believe that this will meet our specific cash requirements for the next 3 to 12 months. In addition, we have completed a majority of the start-up organizational, fund-raising and research activities necessary to position us to start the next level of our business. We do not foresee the incurring of substantial additional losses at this point. However, we must successfully complete this offering (at least the $250,000 minimum), in order to implement our distribution outlets, hire our Sales Manager and Sales Representative. We do not intend to purchase additional real or personal property or equipment until the completion of at least the minimum of this offering. We anticipate that these efforts can be undertaken with our cash on hand and the raising of the minimum of $250,000 from this offering. If we are unable to generate additional sufficient capital from our offering or revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings.

Initially, Mr. Asselineau, Mr. Bouverot and Mr. Gal will be solely responsible for developing our business. However, when sufficient capital becomes available, we expect to employ a Sales Manager, Sales Representative, pay our Chief Financial Officer a salary and engage clerical staff. In addition, we expect to continuously engage in market research in order to improve our initial software platform and planned future products and to monitor new market trends and other critical information deemed relevant to our business. This continuous research will take in the form of reports from our sole officers.

For the Years Ended December 31, 2002 and 2001

              Financial Condition, Capital Resources and Liquidity

General

1. As of December 31, 2002, we had $309,900 in assets and $15,500 of liabilities.

2. Since inception, we have received $734,826 in cash, $5,030 in stock subscriptions receivable and $101,902 in services as payment for the issuance of shares.

3. Our working capital is presently $294,300, which is minimal relative to our plan and there can be no assurance that our financial condition will improve.

4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.



Issuance of Stock

1. At inception, the Company issued 815,775 shares of its restricted common stock to five (5) persons valued at $0.0001 per share for a total value of $81.58 for services rendered in connection with the organization of the Company. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder and
Section 402(b)(9) of the Massachusetts securities laws..

2. In June 2001, the Company sold 45,029 shares of its restricted common stock to one (1) entity valued at $1.00 per share for a total consideration of $40,029 in cash and $5,000 in stock subscriptions. For such sale, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

3. In November and December 2001, the Company issued 31,853 shares of its restricted common stock to four (4) persons for services valued at $2.50 per share for a total value of $79,633. For such issuances, the Company relied upon
Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

4. From August through December 2001, the Company sold 142,591 shares of its restricted common stock to twenty-five (25) persons valued at $2.50 per share for a total consideration of $290,745 in cash and $65,732 in stock subscriptions. For such sales, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

5. During 2002, the Company received cash in the amount of $65,702 for the stock subscriptions outstanding at December 31, 2001. In January and February 2002, the Company sold 88,346 shares of its restricted common stock to twenty-three
(23) persons for cash and subscriptions receivable totaling $265,038, or $3.00 per share.

6. In January and February 2002, the Company issued 8,519 shares of common stock in exchange for services to two (2) persons valued at $22,187, or $2.60 per share. For such sales and issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

7. In the third and fourth quarters of 2002, , the Company sold 14,706 shares of
its   restricted   common  stock  to  twenty-two   (22)  persons  for  cash  and
subscriptions receivable totaling $73,312, or $5.00 per share.

Even though we believe with the successful minimal offering, we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations on a larger scale without an additional increase in revenue from the promotion and/or and additional infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

                              Net Operating Losses

We have net operating losses carry-forwards of $434,000 and $108,000 expiring at December 31, 2022 and 2021. These operating expenses are related to start up, legal and organizational expenses. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear.

Historical Fact Versus Projection and Expectation

Statements contained in this document, which are not historical fact, are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-

Recent Accounting Pronouncements

In December 1999, the Securities and Exchange commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statement" summarizing the SEC's views in applying generally accepted accounting principles to various recognition issues. Management believes that its revenue recognition practices are in conformity with SAB No. 101.

In April 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25." We have adopted the provisions of FIN No. 44, and such adoption did not impact our results of operations.

In September 2000, the FASB issued SFAS No. 140 " Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities", a replacement of SFAS No. 125. The standard is effective in 2001 and management does not expect the standard to have any effect on our financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards are effective in 2001 and management does not expect the standards to have any effect on our financial position or results of operations.

In July 2001, the SEC issued SAB 102 "Selected Loan Loss Allowance Methodology and Documentation Issues." We do not expect this SAB to have any effect on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." Management does not expect this standard to have any effect on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets." Management does not expect this standard to have any effect on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB statements No. 4, 44 and 64, amendment of FASB statement No. 13, and technical corrections." Management does not expect this standard to have any effect on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for costs associated with exit or disposal activities." Management does not expect this standard to have any effect on our financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of certain financial institutions." Management does not expect this standard to have any effect on our financial position or results of operations.

                        Certain Provisions of Florida Law
            And of The Company's Articles of Incorporation And Bylaws

Under  certain  provisions  of  Florida  law and of the  Company's  Articles  of
Incorporation and Bylaws, the Company's officers and directors may be indemnified from personal liability. Certain steps the Company has taken to indemnify and/or hold its officers and directors in its Articles of Incorporation or Bylaws may be ineffective due to public policy or limitations on such provisions by statutory and/or case law.

                        Absence of Current Public Market

There is no current public trading market for the shares. While we intend to have a market maker apply to qualify the shares for quotation on the Over-the-Counter Bulletin Board ("OTCBB") after the effective date of this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.

                              Description of Stock

Our shares may be subject to the low-priced security (or so-called "penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (SEC") relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. If our shares are characterized as a penny stock, the ability of purchasers in this offering to sell their shares could be limited regardless of whether or not a secondary market develops.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. Our legal counsel, Mintmire and Associates, has concluded the issued and outstanding shares of common stock being registered will be validly issued, fully paid and non-assessable. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Dividends

The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value. The issuance of preferred stock does not require approval by our shareholders. Preferred shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

The transfer agent is Interwest Transfer Company whose offices are located at 1981 East Murray Holliday Rd., Salt Lake City, Utah 84117.

Certain Provision of Florida Law

Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a "control share acquisition" unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

1. one-fifth or more, but less than one-third of such voting power;
2. one-third or more, but less than a majority of such voting power; or
3. more than a majority of such voting power.

Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.

                             Subscription Procedure

In order to purchase shares:

1. An investor must complete and sign copy of the subscription agreement and power of attorney.

2. Checks should be made payable as follows: Donald F. Mintmire, P.A. Trust Account. The minimum check amount accepted is $2,500.

3. The check and the subscription agreement should be mailed or delivered to the escrow agent at: Mintmire and Associates 265 Sunrise Avenue Suite 204 Palm Beach, FL 33480.

You must indicate in the subscription agreement whether your net worth and/or annual income meet indicated suitability standards set forth in "Prospectus Summary." In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

Funds from the sale of this offering will be retained in an attorney escrow account maintained with our securities counsel. Under pertinent Florida regulation, interest will be paid to the Florida Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest will not be paid to shareholders or us. If the minimum is not achieved, the full subscription amount will promptly be returned without deduction.

                              ERISA Considerations

Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                  Legal Matters

The validity of Shares being offered by this prospectus will be passed upon for by Mintmire and Associates, 265 Sunrise Avenue Suite 204, Palm Beach,. Florida 33480. This firm acts as counsel to Smart Technology, the issuer of the shares offered by this prospectus. The firm was not hired on a contingent basis, will not receive a direct or indirect interest in Smart Technology and was not a promoter, underwriter, voting trustee, director, officer or employee of Smart Technology.

                                     Experts

The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business. The firm was not hired on a contingent basis, will not receive a direct or indirect interest in Smart Technology and was not and is not a promoter, underwriter, voting trustee, director, officer or employee of Smart Technology. The firm has been the auditors for Smart Technology since its inception and there have been no changes in accountants or disagreements with them.

                              Available Information

We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the Registration Statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC's Main Office at 450 Fifth Avenue NW, Washington, DC 20549.

Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the Registration Statement.

For further information about us and our shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website which contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

[Balance of this page intentionally left blank]

                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report................................................F-2

Balance Sheet...............................................................F-3

Statement of Operations.....................................................F-4

Statement of Stockholders' Equity...........................................F-5

Statement of Cash Flows.....................................................F-6

Notes to Financial Statement................................................F-7

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
Smart Technology, Inc.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of Smart Technology, Inc., a development stage enterprise, as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the period from May 14, 2001 (Inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smart Technology, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the period from May 14, 2001 (Inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Durland & Company, CPAs, P.A.
Durland & Company, CPAs, P.A.
Palm Beach, Florida
March 25, 2003

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet




                                                                December 31,    December 31,
                                                                   2002            2001
                                                               --------------   -------------
                                  ASSETS
CURRENT ASSETS
  Cash                                                         $      309,863   $     305,536
                                                               --------------   -------------

          Total current assets                                        309,863         305,536
                                                               --------------   -------------

Total Assets                                                          309,863   $     305,536
                                                               ==============   =============

                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                             $       15,541   $           0
  Short-term loan                                                           0           3,000
                                                               --------------   -------------

          Total current liabilities                                    15,541           3,000
                                                               --------------   -------------

Total Liabilities                                                      15,541           3,000
                                                               --------------   -------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000
      shares; 0 issued and outstanding                                      0               0
  Common stock, $0.0001 par value, authorized 50,000,000
      shares; 1,146,819 and 1,035,248 issued and outstanding,
      respectively                                                        115             103
  Additional paid-in capital                                          841,643         481,118
  Stock subscriptions receivable                                       (5,030)        (70,732)
  Deficit accumulated during the development stage                   (542,406)       (107,953)
                                                               --------------   -------------

          Total stockholders' equity                                  294,322         302,536
                                                               --------------   -------------

Total Liabilities and  Stockholders' Equity                    $      309,863   $     305,536
                                                               ==============   =============














     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations




                                                                                             From
                                                                                         May 14, 2001
                                                         Year Ended December 31,          (Inception)
                                                     -------------------------------        through
                                                          2002            2001         December 31, 2002
                                                     --------------- --------------- ---------------------
REVENUES                                             $             0 $             0 $                   0
                                                     --------------- --------------- ---------------------

OPERATING EXPENSES
   Salaries                                                   31,000               0                31,000
   General and administrative expenses                       353,453         107,017               460,470
   Services - related party                                        0              79                    79
                                                     --------------- --------------- ---------------------

          Total operating expenses                           384,453         107,096               491,549
                                                     --------------- --------------- ---------------------

Operating income (loss)                                     (384,453)       (107,096)             (491,549)

OTHER INCOME (EXPENSE)
   Reserve for impairment of asset                           (50,000)              0               (50,000)
   Foreign currency transaction gain (loss)                        0            (857)                 (857)
                                                     --------------- --------------- ---------------------

          Total other income (expense)                       (50,000)           (857)              (50,857)
                                                     --------------- --------------- ---------------------

Net loss                                             $      (434,453)$      (107,953)$            (542,406)
                                                     =============== =============== =====================

Loss per weighted average common share               $         (0.09)$         (0.12)
                                                     =============== ===============

Number of weighted average common shares outstanding       1,125,903         926,207
                                                     =============== ===============














     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity




                                                                                                  Deficit
                                                                                                Accumulated
                                                                     Additional     Stock       During the         Total
                                            Number of     Common      Paid-In       Subs.       Development    Stockholders'
                                             Shares        Stock      Capital     Receivable       Stage          Equity
                                           ------------ ----------- ------------ ------------ --------------- ---------------

BEGINNING BALANCE, May 14, 2001                       0 $         0 $          0 $          0 $             0 $             0

Shares issued for services  - $0.0001/sh.       815,775          82            0            0               0              82
Shares issued for cash - $1.00/sh.               45,029           4       45,025       (5,000)              0          40,029
Shares issued for services - $2.50/sh.           31,853           3       79,630            0               0          79,633
Shares issued for cash - $2.50/sh.              142,591          14      356,463      (65,732)              0         290,745

Net loss                                              0           0            0            0        (107,953)       (107,953)
                                           ------------ ----------- ------------ ------------ --------------- ---------------

ENDING BALANCE, December 31, 2001             1,035,248         103      481,118      (70,732)       (107,953)        302,536

Shares issued for services - $2.60/sh.            8,519           1       22,186            0               0          22,187
Shares issued for cash - $3.00/sh.               88,346           9      265,029            0               0         265,038
Shares issued for cash - $5.00/sh.               14,706           2       73,310            0               0          73,312
Stock subscriptions collected                         0           0            0       65,702               0          65,702

Net loss                                              0           0            0            0        (434,453)       (434,453)
                                           ------------ ----------- ------------ ------------ --------------- ---------------

ENDING BALANCE, December 31, 2002             1,146,819 $       115 $    841,643 $     (5,030)$      (542,406)$       294,322
                                           ============ =========== ============ ============ =============== ===============















     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows




                                                                                             From
                                                                                         May 14, 2001
                                                         Year Ended December 31,          (Inception)
                                                     -------------------------------        through
                                                          2002            2001         December 31, 2002
                                                     --------------- --------------- ---------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                             $      (434,453)$      (107,953)$           (542,406)
Adjustments to reconcile net loss to net cash
used by operating activities:
   Stock issued for services                                  22,187          79,715              101,902
   Reserve for impairment of asset                            50,000               0               50,000
Changes in operating assets and liabilities
   Increase (decrease) in accounts payable                    15,541               0               15,541
                                                     --------------- --------------- ---------------------

Net cash used by operating activities                       (346,725)        (28,238)            (374,963)
                                                     --------------- --------------- ---------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of intangible asset                           (50,000)              0              (50,000)
                                                     --------------- --------------- ---------------------

Net cash used by investing activities                        (50,000)              0              (50,000)
                                                     --------------- --------------- ---------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from short-term loan                                   0           3,000                3,000
   Repayment of short-term loan                               (3,000)              0               (3,000)
   Proceeds from issuance of common stock                    338,350         330,774              669,124
   Proceeds from stock subscriptions receivable               65,702               0               65,702
                                                     --------------- --------------- ---------------------

Net cash provided by financing activities                    401,052         333,774              734,826
                                                     --------------- --------------- ---------------------

Net increase (decrease) in cash                                4,327         305,536              309,863
                                                     --------------- --------------- ---------------------

CASH, beginning of period                                    305,536               0                    0
                                                     --------------- --------------- ---------------------

CASH, end of period                                  $       309,863$        305,536 $            309,863
                                                     =============== =============== =====================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Non-Cash Financing Activities:
Common stock issued for subscriptions receivable     $             0$         70,732 $             70,732
                                                     =============== =============== =====================










     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(1) The Company Smart Technology, Inc. (the Company) is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on May 14, 2001 and has elected December 31 as its fiscal year end.

     The Company has not yet engaged in its expected operations. Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position
     (SOP) 98-5.

     c) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 1,146,819 shares of common stock issued and outstanding at December 31, 2002. The Company had issued none of its shares of preferred stock at December 31, 2002. In May 2001, the Company issued 815,775 shares of common stock to its founders for services rendered in connection with the organization of the Company, valued at par value or $82.

     In June 2001, the Company sold 45,029 shares of common stock for $40,029 in cash and $5,000 in subscriptions receivable. From August through December 2001, the Company sold 142,591 shares of common stock for $290,745 in cash and $65,732 in stock subscriptions receivable, or $2.50 per share. In
     November and December 2001, the Company issued 31,853 shares of common stock for services valued at $79,633, or $2.50 per share.

     In the first quarter of 2002, the Company sold 88,346 shares of common stock for $265,038, or $3.00 per share. In the third and fourth quarters of 2002, the Company sold 14,706 shares of common stock for $73,312, or $5.00 per share. The Company received $65,702 of stock subscriptions receivable. In the first quarter of 2002, the Company issued 8,519 shares of common stock for services valued at $22,187, or $2.60 per share.

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $542,000 expiring $434,000 and $108,000 at December 31, 2022 and 2021, respectively. The amount recorded as deferred tax asset as of December 31, 2002 is approximately $136,000 which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)  Related Parties See Note (2) for shares issued for services to founders.

(5) Intangible Assets In June 2002, the Company acquired a database of information from an unrelated company in exchange for $50,000. In December 2002, the Company elected to reserve for impairment of this asset because the Company has changed the focus of its expected initial marketing efforts.

(6)  Subsequent Events

     a) Acquisition In March 2003, the Company entered into an agreement to acquire Irisio, S.A.R.L., a French corporation, for a price of 30,000 Euros, (approximately $30,000), paid by the issuance of 6,000 shares of the Company's restricted stock.

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report................................................F-10

Balance Sheets..............................................................F-11

Statements of Operations and Comprehensive Income (Loss)....................F-12

Statements of Stockholders' Equity (Deficiency).............................F-13

Statements of Cash Flows....................................................F-14

Notes to Financial Statements...............................................F-15

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Irisio, S.A.R.L.
Juvisy Sur Orge

We have audited the accompanying balance sheets of Irisio, S.A.R.L., (the "Company") as of December 31, 2002 and the related statements of operations and comprehensive income (loss), stockholders' equity (deficiency) and cash flows for the two years ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of their operations and their cash flows for the two years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.




/s/ Durland & Company, CPAs, P.A.
Durland & Company, CPAs, P.A.

Palm Beach, Florida
March 20, 2003

                                Irisio, S.A.R.L.
                                 Balance Sheets
                                  December 31,



                                                                   2002                 2001
                                                           ------------------- --------------------
                ASSETS
CURRENT ASSETS
  Cash and equivalents                                     $                  0 $                   0
  Accounts receivable                                                    46,459                33,990
  VAT tax receivable                                                        985                 1,666
   Inventory                                                              7,452                 2,216
                                                           -------------------- ---------------------
          Total current assets                                           54,896                37,872
                                                           -------------------- ---------------------

PROPERTY AND EQUIPMENT
  Computers and equipment                                                 3,450                 1,340

        Less accumulated depreciation                                      (641)                 (113)
                                                           -------------------- ---------------------

          Net property and equipment                                      2,809                 1,227
                                                           -------------------- ---------------------

OTHER ASSETS
  Deposits and other assets                                               1,331                   327
                                                           -------------------- ---------------------

          Net other assets                                                1,331                   327
                                                           -------------------- ---------------------
Total Assets                                               $             59,036 $              39,426
                                                           ==================== =====================

          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Bank overdraft                                          $              6,421 $               2,122
   Accounts payable                                                      21,520                23,880
   Accrued Expenses
       Payroll and taxes                                                 13,247                 6,986
                                                           -------------------- ---------------------

          Total current liabilities                                      41,188                32,988
                                                           -------------------- ---------------------

Total Liabilities                                                        41,188                32,988
                                                           -------------------- ---------------------

STOCKHOLDERS' EQUITY
   Common stock, 10 Euros par value, authorized 1,374
        shares; 1,374 issued and outstanding shares                      12,277                12,277
   Accumulated comprehensive income (loss)                                2,187                   (81)
   Retained earnings (deficit)                                            3,384                (5,758)
                                                           -------------------- ---------------------

          Total stockholders' equity                                     17,848                 6,438
                                                           -------------------- ---------------------
Total Liabilities and Stockholders' Equity                 $             59,036 $              39,426
                                                           ==================== =====================












     The accompanying notes are an integral part of the financial statements

                                Irisio, S.A.R.L.
            Statements of Operations and Comprehensive Income (Loss)
                             Year Ended December 31,


                                                                 2002                  2001
                                                          ------------------    -------------------

REVENUES                                                  $          179,396    $           115,842
                                                          ------------------    -------------------

COST OF SALES                                                        107,552                 74,007
                                                          ------------------    -------------------

          Gross Margin                                                71,844                 41,835
                                                          ------------------    -------------------

OPERATING EXPENSES
    Salaries                                                          31,326                 26,458
    Advertising                                                            0                      0
    Depreciation and amortization                                        455                    115
    General and administrative                                        29,956                 19,625
                                                          ------------------    -------------------

          Total operating expenses                                    61,737                 46,198
                                                          ------------------    -------------------

 Operating income (loss)                                              10,107                 (4,363)
                                                          ------------------    -------------------

OTHER INCOME (EXPENSE):
    Interest income                                                        2                      0
    Interest expense                                                    (182)                   (82)
    Foreign currency transaction gain (loss)                             (21)                (1,313)
                                                          ------------------    -------------------

          Total other income (expense)                                  (201)                (1,395)
                                                          ------------------    -------------------

Net income (loss) before tax credit                                    9,906                 (5,758)

    Foreign income tax credit                                              0                      0
                                                          ------------------    -------------------

Net income (loss)                                                      9,906                 (5,758)

Other comprehensive income (loss):
    Foreign currency translation gain (loss)                           2,268                    (81)
                                                          ------------------    -------------------

Comprehensive loss                                        $           12,174    $            (5,839)
                                                          ==================    ===================

Net income (loss) per common share                        $             7.21    $             (4.19)
                                                          ==================    ===================

Weighted average number of common shares outstanding                   1,374                  1,374
                                                          ==================    ===================













     The accompanying notes are an integral part of the financial statements

                                Irisio, S.A.R.L.
                 Statements of Stockholders' Equity (Deficiency)



                                                                         Accumulated                           Total
                                                                        Comprehensive       Retained       Stockholders'
                                         Number of        Common            Income          Earnings          Equity
                                           Shares         Stock             (Loss)          (Deficit)       (Deficiency)
                                       ------------   --------------   ----------------   --------------  -----------------
BEGINNING BALANCE,
February 8, 2001                                  0   $            0   $              0   $            0  $               0

Year ended December 31, 2001:
   Shares issued for cash                     1,374           12,277                  0                0             12,277
   Other comprehensive income (loss)              0                0                (81)               0                (81)
   Net loss                                       0                0                  0           (5,758)            (5,758)
                                       ------------   --------------   ----------------   --------------  -----------------

BALANCE, December 31, 2001                    1,374           12,277                (81)          (5,758)             6,438

Year ended December 31, 2002:
   Other comprehensive income (loss)              0                0              2,268                0              2,268
   Dividends paid                                 0                0                  0             (763)              (763)
   Net income                                     0                0                  0            9,906              9,906
                                       ------------   --------------   ----------------   --------------  -----------------

ENDING BALANCE,
December 31, 2002                             1,374   $       12,277   $          2,187   $        3,385  $          17,849
                                       ============   ==============   ================   ==============  =================

























     The accompanying notes are an integral part of the financial statements

                                Irisio, S.A.R.L.
                            Statements of Cash Flows
                             Year Ended December 31,



                                                                               2002                    2001
                                                                    ---------------------    --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                   $               9,906    $             (5,758)
Adjustments to reconcile net loss to net cash used by
operating activities:
     Depreciation and amortization                                                    455                     115
     Foreign exchange transaction gain (loss)                                          22                   1,313
Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable                                    (5,397)                (34,512)
     (Increase) decrease in inventory                                              (4,321)                 (2,251)
     (Increase) decrease in VAT receivable                                            895                  (1,691)
     (Increase) decrease in deposits and other assets                                (845)                   (332)
     Increase (decrease) in accounts payable                                       (6,189)                 24,247
     Increase (decrease) salaries and payroll and taxes                             4,428                   7,093
                                                                    ---------------------    --------------------

Net cash  provided (used) by operating activities                                  (1,046)                (11,776)
                                                                    ---------------------    --------------------

CASH FLOW FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                            (1,665)                 (1,361)
                                                                    ---------------------    --------------------

Net cash provided (used) by investing activities                                   (1,665)                 (1,361)
                                                                    ---------------------    --------------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from bank overdraft                                                   3,496                   2,155
     Repayment of bank overdraft                                                        0                       0
     Payment of dividends                                                             763                       0
     Issuance of common stock for cash                                                  0                  12,277
                                                                    ---------------------    --------------------

Net cash provided by financing activities                                           4,259                  14,432
                                                                    ---------------------    --------------------

Effect of exchange rates on cash                                                   (1,548)
                                                                    ---------------------    --------------------

Net increase (decrease) in cash and equivalents                                         0                   1,295

CASH and equivalents, beginning of period                                               0                       0
                                                                    ---------------------    --------------------

CASH and equivalents, end of period                                 $                   0    $              1,295
                                                                    =====================    ====================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid in cash                                               $                 182    $                 82
                                                                    =====================    ====================











     The accompanying notes are an integral part of the financial statements

                                Irisio, S.A.R.L.
                   Notes to Consolidated Financial Statements


(1)  Summary of Significant Accounting Principles
     The Company Irisio, S.A.R.L., (the "Company"), is a French chartered limited life, (i.e. 99 years), corporation which conducts business from its offices in Paris, France. The Company is principally involved in purchasing GPS related products and reselling them. The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Use of estimates In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition, and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     b) Net income (loss) per common share Basic net income (loss) per weighted average common share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period.

     c) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred. Depreciation expense was $455 and $115 for the years ended December 31, 2002 and 2001, respectively.

     d) Cash and equivalents The company considers investments with an initial maturity of three months or less as cash equivalents.

     e) Revenue recognition The Company recognizes revenue upon receipt and acceptance of goods by its customers.

     f) Foreign currency transaction and translation gains (losses) The Company is located in France. The functional currency of Irisio, S.A.R.L. is the Euro. The Company's reporting currency is the US Dollar. The Company translated the income statement items using the average exchange rate for the period and balance sheet items using the end of period exchange rate, except for equity items, which are translated at historical rates, in accordance with SFAS 52.

     g) VAT tax receivable In France, as in many other countries, the government charges a Value Added Tax, (VAT), that is similar in nature to sales tax in the US. There are three major differences. First is that VAT is charged at each point of sale. Second is that there are no exemptions from the collection of VAT. Finally, each company files a VAT return with the government monthly reflecting the gross VAT collected and VAT paid. If the VAT paid is greater than the amount collected, the Company receives a refund from the government approximately five months later.

(2) Stockholders' Equity The Company has authorized 1,374 shares of 10 Euro par value common stock. The Company had 1,374 shares of common stock issued and outstanding at December 31, 2002 and 2001.

                                Irisio, S.A.R.L.
                   Notes to Consolidated Financial Statements


     (3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had a net operating loss carry-forward from 2001 amounting to $5,758. This loss carry-forward was used up in 2002, when the Company recorded net income of $9,906. There is no income tax due on the remaining $4,148 of net income.

(4)  Subsequent Events
     (a) Stockholders' equity In March 2003, the sole stockholder of the Company agreed to sell 100% of the Company to Smart Technology, Inc., a U.S. corporation, for 30,000 Euros, to be paid by the issuance of 6,000 shares of Smart restricted common stock.

                     INDEX TO PROFORMA FINANCIAL STATEMENTS





Proforma Consolidated Balance Sheet.........................................F-18

Proforma Consolidated Statements of Operations..............................F-19

Notes to Proforma Consolidated  Financial Statement.........................F-20

                             Smart Technology, Inc.
                       Proforma Consolidated Balance Sheet
                                   (Unaudited)
                                December 31, 2002



                                                           Smart
                                                        Technology,                          Proforma          Proforma
                                                            Inc.       Irisio, S.A.R.L.     Adjustments      Consolidated
                                                      ---------------- ----------------  ----------------- ----------------
                        ASSETS
CURRENT ASSETS
   Cash                                               $        309,863 $              0                   $         309,863
   Accounts receivable                                               0           46,459                              46,459
   VAT receivable                                                    0              985                                 985
   Inventory                                                         0            7,452                               7,452
                                                      ---------------- ----------------                    ----------------

          Total current assets                                 309,863           54,896                             364,759
                                                      ---------------- ----------------                    ----------------

PROPERTY, PLANT AND EQUIPMENT
   (Net of accumulated depreciation)                                 0            2,809                               2,809
                                                      ---------------- ----------------                    ----------------

          Total property, plant and equipment                        0            2,809                               2,809
                                                      ---------------- ----------------                    ----------------

OTHER ASSETS
   Investment in subsidiary                                          0                0  a)         30,000
                                                                                         b)        (30,000)               0
   Goodwill                                                          0                0  b)         23,481           23,481
   Deposits                                                          0            1,331                               1,331
                                                      ---------------- ----------------                    ----------------

          Total other assets                                         0            1,331                              24,812
                                                      ---------------- ----------------                    ----------------

Total Assets                                          $        309,863           59,036                             392,380
                                                      ================ ================                    ================

         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Bank overdraft                                     $              0 $          6,421                    $          6,421
   Accounts payable                                             15,541           21,520                              37,061
   Accrued salaries and payroll taxes                                0           13,247                              13,247
                                                      ---------------- ----------------                    ----------------

          Total current liabilities                             15,541           41,188                              50,308
                                                      ---------------- ----------------                    ----------------

Total Liabilities                                               15,541           41,188                              56,729
                                                      ---------------- ----------------                    ----------------

STOCKHOLDERS' EQUITY
   Preferred stock, $.0001 par value and N/A, respectively;
      10,000,000 and N/A shares authorized;
      0 shares outstanding                                           0                0                                   0
   Common stock, $.0001 and 10 Euros par value,
      50,000,000 and 1,374  shares authorized; 1,146,819
      and 1,374 shares outstanding, respectively                   115           12,277  a)              1
                                                                                         b)        (12,277)             116
   Additional paid-in capital                                  841,643                0  a)         29,999          871,642
   Accumulated comprehensive income (loss)                           0            2,187                               2,187
   Stock subscription receivable                                (5,030)               0                              (5,030)
   Retained earnings (deficit)                                (542,406)           3,384  b)          5,758         (533,264)
                                                      ---------------- ----------------                    ----------------

          Total stockholders' equity                           294,322           17,848                             335,651
                                                      ---------------- ----------------                    ----------------

Total Liabilities and  Stockholders' Equity           $        309,863 $         59,036                    $        392,380
                                                      ================ ================                    ================



                   The accompanying notes are an integral part
                      of the proforma financial statements

                             Smart Technology, Inc.
                 Proforma Consolidated Statements of Operations
                                   (Unaudited)
                                December 31, 2002





                                                       Smart
                                                     Technology,                           Proforma         Proforma
                                                        Inc.        Irisio, S.A.R.L.      Adjustments     Consolidated
                                                   --------------- ------------------   --------------- -----------------
REVENUES
   Sales                                           $             0 $          179,396                   $         179,396
                                                   --------------- ------------------                   -----------------

          Total revenues                                         0            179,396                             179,396

COST OF SALES
   Cost of sales                                                 0            107,552                             107,552
                                                   --------------- ------------------                   -----------------

          Gross margin                                           0             71,844                              71,844
                                                   --------------- ------------------                   -----------------

OPERATING EXPENSES
   General and administrative                              384,453             61,737                             446,190
                                                   --------------- ------------------                   -----------------

          Total operating expenses                         384,453             61,737                             446,190
                                                   --------------- ------------------                   -----------------

Operating income (loss)                                   (384,453)            10,107                            (374,346)
                                                   --------------- ------------------                   -----------------

OTHER INCOME (EXPENSE)
   Interest income                                               0                  2                                   2
   Interest expense                                              0               (182)                               (182)
   Foreign currency transaction gain (loss)                      0                (21)                                (21)
   Reserve for impairment of asset                         (50,000)                 0                             (50,000)
                                                   --------------- ------------------                   -----------------

          Total other income (expense)                     (50,000)              (201)                            (50,201)
                                                   --------------- ------------------                   -----------------

Net income (loss)                                  $      (434,453)$            9,906                   $        (424,547)
                                                   =============== ==================                   =================


















                   The accompanying notes are an integral part
                      of the proforma financial statements

                             Smart Technology, Inc.
               Notes to Proforma Consolidated Financial Statements
                                   (Unaudited)


(1) Proforma Changes In March 2003, the Company entered into a Acquisition Agreement with Irisio, S.A.R.L., a French corporation. The business combination closed in March 2003 and is accounted for as a purchase of Irisio, S.A.R.L. The Proforma statement of operations includes the year ended December 31, 2002 for the Company and Irisio, S.A.R.L.. The Company issued 6,000 shares of common stock of the Company to complete this acquisition.

(2)  Proforma Adjustments

     a) 6,000 shares of common stock valued at $30,000 issued to effect the acquisition.

     Consolidation:

     b) Eliminate investment in subsidiary, Irisio, S.A.R.L.'s retained deficit and common stock.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



        TABLE OF CONTENTS

Descriptive Title               Page
Prospectus Summary                 5
Summary Financial Data             7
Risk Factors                       7
Related Party Transactions        10           50,000 - 300,000 of Shares of Common Stock
Fiduciary Responsibility of                                  at $5.00 per Share
  the Company's Management        11            Selling Shareholders May Also Be Selling 555,632
 Selling Shareholders             12                         Additional Shares
Application of Proceeds           22
Dilution                          24
The Company                       25
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations        45                      SMART TECHNOLOGY, INC.
Absence of Current Public
  Market                          50
Description of Capital Stock      50
Subscription Procedure            51                             PROSPECTUS
ERISA Considerations              52
Legal Matters                     52
Experts                           52
Available Information             52                             ___________ , 2003
Financial Statements             F-1



Until __________, 2003 (90 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     Information Not Required in Prospectus

Item 1. Indemnification of Directors and Officers

Under Florida law, a director of Smart Technology is not personally liable for monetary damages to Smart Technology or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to pet-form, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of Smart Technology to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of Smart Technology, or willful misconduct; or (5) a proceeding by or in the right of someone other than Smart Technology or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

(1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, Smart Technology, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

(2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

(3) The transaction was fair and reasonable to Smart Technology at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

Our Articles of Incorporation as amended provide the following:

                          "ARTICLE XI. INDEMNIFICATION

The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

(a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the

Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed tote best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or mailer therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other tights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

Our Bylaws provide the following:

                                   "ARTICLE XI

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

Except as provided hereinbelow, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above. "

Further, Section 601.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly- held Florida corporation that are acquired in a `control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Articles of Incorporation of Smart Technology exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of Smart Technology.

Item 2. Other Expenses of Issuances and Distributions

The expenses of this offering are estimated as follows: *



SEC Registration Fee.........................................$  380.76
Blue Sky Fees and Expenses ..................................$5,000.00
Transfer Agent and Registrar Fees  ..........................$1,000.00
Printing and Engraving Expenses .............................$5,000.00
Legal Fees and Expenses ....................................$22,000.00
Accounting Fees and Expenses  ...............................$5,000.00
Miscellaneous ...............................................$1,619.24


Total............................................. $40,000.00



* All amounts other than the SEC registration fee are estimated.

Item 3. Undertakings

A. Rule 415 Offering. The undersigned Registrant hereby undertakes to

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

     (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act");

     (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Equity Offering of Nonreporting Small Business Issuer. This is a self-underwriting and it is incumbent upon the Registrant to provide certificates in such denominations and registered in the name of the investors whose subscriptions are accepted.

(5) Request for Acceleration of Effective Date. The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the Act.

Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 4. Recent Sales of Unregistered Securities

Smart Technology relied upon Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder ("Rule 506") for several transactions regarding the issuance and sales of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than thirty-five (35) investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction (the "506 Exemption"). All of the shares, with the exception of those issued to Mr. Asselineau, were issued to non-US residents.

The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 1,146,819 shares of common stock issued and outstanding at December 31, 2002. The Company had issued none of its shares of preferred stock at December 31, 2002. In May 2001, the Company issued 815,775 shares of common stock to its founders for services rendered in connection with the organization of the Company, valued at par value or $82.

In June 2001, the Company sold 45,029 shares of common stock for $40,029 in cash and $5,000 in subscriptions receivable. From August through December 2001, the Company sold 142,591 shares of common stock for $290,745 in cash and $65,732 in stock subscriptions receivable, or $2.50 per share. In November and December 2001, the Company issued 31,853 shares of common stock for services valued at $79,633, or $2.50 per share.

In the first quarter of 2002, the Company sold 88,346 shares of common stock for $265,038, or $3.00 per share. In the third and fourth quarters of 2002, the Company sold 14,706 shares of common stock for $73,312, or $5.00 per share. The Company received $65,702 of stock subscriptions receivable. In the first quarter of 2002, the Company issued 8,519 shares of common stock for services valued at $22,187, or $2.60 per share.

Item 5. Index to Exhibits

2.1      [1]      Articles of Incorporation of Registrant
2.2      [1]      Amendment to the Articles of Incorporation
2.3      [1]      Bylaws of Registrant
3.1      [1]      Form of Common Stock Certificate
4.1      [1]      Subscription Agreement
9.1      [1]      Escrow
9.2      [2]      Revised Escrow Agreement
9.3       *       Revised Escrow Agreement
10.1     [1]      Consent of Auditors [formerly 23.1]
10.2     [2]      Consent of Auditors
10.3      *       Consent of Auditors
10.4      *       Value Added Reseller Agreement between the Company and
                  GAP, AG dated February 5, 2003.
10.5      *       Sale of Shares agreement between the Company and Frederic
                  Massiot dated March 24, 2003.
11.1     [1]      Opinion re legality
11.2     [2]      Revised Opinion re Legality (includes Consent of Counsel)
11.3      *       Revised Opinion re Legality (includes Consent of Counsel)

*    Filed herein.
[1] Previously filed as an Exhibit to the Company's Form SB-1 filed April 26, 2002.
[2] Previously filed as an Exhibit to the Company's Form SB-1/A filed November 7, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 28th day of March, 2003.

                             Smart Technology, Inc.

/s/ Marc Asselineau
---------------------------------------
Marc Asselineau,
(Principal Executive Officer and Director)

/s/ Jean Michel Gal
---------------------------------------
Jean  Michel Gal
Principal Financial Officer, Principal Accounting Officer and
Director


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

Signatures                           Title                         Date

/s/ Marc Asselineau
----------------------             Principal Executive       March 28, 2003
 Marc Asselineau                   Officer and Director

/s/ Jean Michel Gal
----------------------             Principal Financial       March 28, 2003
 Jean Michel Gal                   Officer, Principal
                                   Accounting Officer and
                                   Director